SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to_______________

Commission file number 1-3863

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation 1025 West NASA Blvd. Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN

Financial Statements

June 30, 2004 and 2003 and
For the Year Ended June 30, 2004

HARRIS CORPORATION RETIREMENT PLAN

June 30, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator
Harris Corporation Retirement Plan
Melbourne, Florida

We have audited the accompanying statement of net assets available for benefits of the Harris Corporation Retirement Plan as of June 30, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the schedule of reportable transactions as of and for the year ended June 30, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hoyman, Dobson & Company, P.A.

Melbourne, Florida
December 22, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
Harris Corporation Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) at June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Bray, Beck & Koetter CPA PA

Melbourne, Florida
October 22, 2003

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 2004 and 2003

ASSETS	2004	2003
Investments at fair value:
Common stocks	$599,497,153	$625,947,940
Registered investment companies	172,732,101	143,060,834
Common/collective trust funds	784,180,563	416,969,302
Guaranteed investment contracts, at contract value	508,034,345	546,575,850
Corporate bonds and debentures	1,183,636	—
Real estate investments	2,809,261	116,441
Participant loans	25,851,307	24,012,032

Total investments	2,094,288,366	1,756,682,399

Receivables:
Contributions receivable:
Harris Corporation	32,109,232	19,008,067
Participants	2,938,388	1,948,428
Loan payments	—	440,320
Accrued interest and dividends	329,606	755,807
Pending security sales	1,108,730	2,907,719

Total receivables	36,485,956	25,060,341

Cash	2,226,832	93,854,099

Total assets	2,133,001,154	1,875,596,839

LIABILITIES
Due to participants	1,391,737	4,961,144
Accrued expenses	664,375	25,998
Pending security purchases	763,788	678,311

Total liabilities	2,819,900	5,665,453

Net assets available for benefits	$2,130,181,254	$1,869,931,386

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended June 30, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$237,175,700
Interest	12,041,616
Dividends	10,232,913

Total investment income	259,450,229

Contributions:
Participant rollover	6,871,631
Employer profit sharing	30,355,967
Employer matching	37,444,382
Employee	56,912,659

Total contributions	131,584,639

Total additions	391,034,868

Deductions from net assets attributed to:
Benefits paid to participants	125,622,624
Administrative expenses	5,162,376

Total deductions	130,785,000

Net increase	260,249,868

Net assets available for benefits:
Beginning of year	1,869,931,386

End of year	$2,130,181,254

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to the Financial Statements

June 30, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

A.	General – The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and its subsidiaries (collectively, the “Company” or “Employer”). The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

B.	Contributions – Participants may contribute both pre-tax and after-tax eligible compensation, as defined in the Plan and subject to Internal Revenue Code limitations. The Company shall match 100% of pre-tax and after-tax contributions subject to a limit of 6% of eligible compensation for any eligible employee who has completed one year of service. Participants who have made no elections with regard to pre-tax or after-tax contributions will be deemed to have made an election to defer 6% on a pre-tax basis. The employer has an obligation to make a profit sharing contribution to the Plan in the amount of 11.5% of adjusted consolidated net income as defined in the Plan. The contribution is allocated to eligible participants as defined in the Plan who have completed one year of service and were employed on the last day of the Plan year. The employer may also make additional discretionary profit sharing contributions which are allocated to eligible employees based on compensation and excess compensation as defined in the Plan document.

C.	Payments of Benefits – Prior to termination of employment, a participant may withdraw all or any portion of his or her after-tax account balance. Upon death, disability, retirement, termination of employment or financial hardship a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account, or installments over a future period.

D.	Participant Loans – The loan program permits employees to borrow against their pre-tax, after-tax and rollover contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to five years at the option of the participant. Interest rates are established by the Company based on market rates. The outstanding loans have been established as a separate fund.

E.	Vesting – Participants are immediately vested in their pre-tax and after-tax contributions plus actual earnings thereon. Vesting in the employer matching, profit sharing and discretionary contributions plus earnings is based on years of continuous service. A participant is 100% vested after six years of credited service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2004 and 2003

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

F.	Forfeitures – A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first to restore recently located missing participants, as defined in the Plan; next, to restore accounts of participants who were reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at June 30, 2004 and 2003 were $4,182,635 and $1,509,913, respectively. For the year ended June 30, 2004 employer contributions were reduced by $1,603,421 from forfeited nonvested accounts.

G.	Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will became 100 percent vested in their accounts.

H.	Investment Options – Upon enrollment into the Plan, a participant may direct employer and employee contributions in any of twelve investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description”. Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund. A participant may not transfer amounts from other investment funds to the Harris Stock Fund.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments – The Plan’s investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which a quoted market values are not available are stated at fair values reported by the trustee or investee company. Participant loans are valued at their outstanding balances, which approximate fair value. Guaranteed investment contracts held in the Plan’s Stable Value Fund are fully benefit-responsive. In accordance with Statement of Position No. 94-4 “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans”, these contracts are recorded at contact value, which approximates fair value. The average effective yield for the years ended June 30, 2004 and 2003 was 3.49% and 3.82%, respectively. Crediting interest rates range from 1.79% to 7.42% at June 30, 2004 and from 1.79% to 7.53% at June 30, 2003. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2004 and 2003

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Administrative Expenses – Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.

NOTE 3 – RECLASSIFICATIONS

Certain reclassifications have been made to the June 30, 2003 financial statements in order for them to conform to the June 30, 2004 presentation.

NOTE 4 – INVESTMENTS

Effective November 1, 2003, trustee responsibilities for the Plan were transferred from Deutsche Bank to Northern Trust, where Plan assets are held in a Master Trust. No other designated employee benefit plans of the Company are held in this trust at June 30, 2004.

During the year ended June 30, 2004, the Plan’s investments (including investments bought, sold and held during the years) appreciated (depreciated) in value as follows:

Net appreciation in fair value as determined by quoted market prices:
Common stock	$126,896,434
Registered investment companies	36,652,556
Corporate bonds and debentures	30,615
Real estate investments	1,627,658

165,207,263

Net appreciation (depreciation) in fair value as determined by investee company:
Common/collective trusts	77,900,450
Guaranteed investment contracts	(5,932,013)

71,968,437

Total net appreciation in fair value	$237,175,700

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2004 and 2003

NOTE 4 – INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of Plan net assets at June 30, 2004 and 2003 is as follows:

	2004	2003
NTGI-QM Collective Daily Aggregate Bond Index Fund	$—	$176,756,383
Bank of New York Collective Daily Aggregate Bond Index Fund	223,907,365	—
NTGI-QM Collective Daily S&P500 Equity Index Fund	422,353,742	240,212,919

NOTE 5 – TRANSACTIONS WITH PARTY-IN-INTEREST

Harris Corporation common stock is included with other common stock at June 30, 2004 and 2003 as follows:

	2004		2003
	Shares	Fair Value	Shares	Fair Value
Harris Corporation common stock	1,540,278	$78,169,108	1,470,415	$44,185,971

NOTE 6 – TAX STATUS

The Plan obtained its latest determination letter on April 21, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2004. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7 – CONCENTRATION OF CREDIT RISK

Cash amounts at the Trustee may exceed the $100,000 federally insured limit from time to time.

SUPPLEMENTAL INFORMATION

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Debt Instruments — Other

United States — USD
LUCENT TECHNOLOGIES INC SUB DEB CONV 8 DUE 08-01-2031/08- SEDOL: 2196617	1,055,000.000	867,095.900	1,183,636.150

Total United States — USD		867,095.90	1,183,636.15

Total Corporate Debt Instruments — Other		867,095.90	1,183,636.15

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Preferred

United States — USD
FORD MTR CO CAP TR II TR ORIGINATED PFD SECS 6.50 SEDOL: 2842686	12,500.000	625,000.000	684,500.000

Total United States — USD		625,000.00	684.500.00

Total Corporate Stock — Preferred		625.000.00	684.500.00

Corporate Stock — Common

Finland — USD
ADR NOKIA CORP SPONSORED ADR SEDOL: 2640891	82,200.000	1,228,408.070	1,195,188.000

Total Finland — USD		1,228,408.07	1,195,188.00

Ireland — EUR
BK OF IRELAND ORD STK EUR0.64 SEDOL: 3060625	17,000.000	221,077.430	226,686.220

Total Ireland — EUR		221,077.43	226,686.22

Netherlands — EUR
UNILEVER NV CVA NLG1.12 SEDOL: 5640898	25,100.000	1,408,329.320	1,713,176.960

Total Netherlands — EUR		1,408,329.32	1,713,176.96

Netherlands — USD
ROYAL DUTCH PETRO N.Y REGISTRY SH PAR N 1.25 GLDR SEDOL: 2016748	70,900.000	3,202,775.260	3,663,403.000

Total Netherlands — USD		3,202,775.26	3,663,403.00

United Kingdom — USD
ADR BP P L C SPONSORED ADR SEDOL: 2142621	51,856.000	1,948,547.310	2,777,925.920

Total United Kingdom — USD		1,948,547.31	2,777.925.92

United States - USD
#REORG/INTERACTIVE CORP NAME CHANGE TO IAC/INTERACTIVE SE CUSIP: 45840Q101	6,500.000	243,035.450	195,910.000
#REORG/NETWORKS ASSOC INC NAME CHANGED TO MCAFFEE INC SEC CUSIP: 640938106	14,700.000	269,440.840	266,511.000
ABBOTT LAB COM SEDOL: 2002305	83,100.000	3,160,054.310	3,387,156.000
ACCREDO HLTH INC COM CUSIP: 00437V104	22,912.000	612,603.910	892,422.400
ACUITY BRANDS INC COM CUSIP: 00508Y102	6,900.000	121,362.840	186,300.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

ADOBE SYS INC COM CUSIP: 00724F101	6,400.000	231,150.370	297,600.000
ADR ALCATEL SPONSORED ADR ISIN #US0139043055 CUSIP: 013904305	37,200.000	559,643.640	576,228.000
ADR ASTRAZENECA PLC SPONSORED ADR UK CUSIP: 046353108	15,600.000	684,107.550	711,984.000
ADR ERICSSON L M TEL CO ADR CL B SEK 10 NEW ERICSSON LMT CUSIP: 294821608	47,700.000	551,700.580	1,427,184.000
ADR HDFC BK LTD ADR REPSTG 3 SHS CUSIP: 40415F101	14,800.000	404,126.220	397,528.000
ADR ICON PUB LTD CO CUSIP: 45103T107	20,300,000	668,832.940	892,997.000
ADR NEWS CORP LTD ADR NEW CUSIP: 652487703	20,300.000	743,234.170	719,026.000
ADR STET HELLAS TELECOMMUNICATIONS S A ADR CUSIP: 859823106	13,400.000	237,036.420	225,120.000
AFFILIATED COMPUTER SVCS INC CL A COM CUSIP: 008190100	11,000.000	526,444.620	582,340.000
AFLAC INC COM CUSIP: 001055102	20,300.000	591,181.640	828,443.000
AGERE SYS INC CL A SEDOL: 2740489	48,032.000	253,811.990	110,473.600
AGERE SYS INC CL B CUSIP: 00845V209	53,300.000	182,117.580	114,595.000
ALCOA INC COM STK SEDOL: 2021805	36,500.000	913,992.580	1,205,595.000
ALKERMES INC COM CUSIP: 01642T108	5,300.000	73,997.140	72,080.000
ALLERGAN INC COM CUSIP: 018490102	9,100.000	715,545.400	814,632.000
ALLIANCE GAMING CORP COM NEW NEW CUSIP: 01859P609	11,100.000	234,801.300	190,476.000
ALLSTATE CORP COM CUSIP: 020002101	0.000	0.000	0.000
ALLTEL CORP COM SEDOL: 2589198	47,500.000	1,957,620.410	2,404,450.000
ALPHARMA INC CL A CUSIP: 020813101	15,100.000	151,332.930	309,248.000
ALTERA CORP COM CUSIP: 021441100	23,960.000	579,971.750	532,391.200
ALTRIA GROUP INC COM SEDOL: 2692632	50,000.000	1,830,956.280	2,502,500.000
AMAZON COM INC COM CUSIP: 023135106	12,300.000	423,177.810	669,120.000
AMBAC FNCL GROUP COM STK CUSIP: 023139108	11,700.000	768,432.340	859,248.000
AMER EXPRESS CO COM SEDOL: 2026082	94,600.000	3,287,874,140	4,860,548.000
AMERADA HESS CORP COM SEDOL: 2023748	56,200.000	3,071,533.110	4,450,478.000
AMERIGROUP CORP COM CUSIP: 03073T102	22,800.000	701,847.000	1,121,760.000
AMERISTAR CASINOS INC COM COM STK USD0.01 CUSIP: 03070Q101	4,700.000	113,589.590	157,826.000
AMERN EQTY INVT LIFE HLDG CO COM CUSIP: 025676206	12,200.000	147,429.580	121,390.000
AMERN HEALTHWAYS INC CUSIP: 02649V104	40,575.000	636,788.400	1,080,106.500
AMERN INTL GROUP INC COM CUSIP: 026874107	56,309.000	3,622,406.240	4,013,705.520
AMERN MED SYS HLDGS INC COM STK CUSIP: 02744M108	15,950.000	303,505.000	537,515.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

AMERUS GROUP CO COM CUSIP: 03072M108	13,800.000	490,425.350	571,320.000
AMGEN INC COM CUSIP: 031162100	34,800.000	1,891,619.790	1,899,036.000
AMIS HLDGS INC COM CUSIP: 031538101	24,125.000	392,539.780	408,195.000
AMN HEALTHCARE SVCS INC COM CUSIP: 001744101	12,225.000	214,216.300	186,920.250
AMPHENOL CORP NEW CL A CUSIP: 032095101	36,000.000	854,663.100	1,199,520.000
AMSURG CORP COM CUSIP: 03232P405	70,575.000	1,426,318.070	1,773,549.750
ANADARKO PETRO CORP COM SEDOL: 2032380	32,900.000	1,455,441.210	1,927,940.000
ANALOG DEVICES INC COM CUSIP: 032654105	23,700.000	1,401,322.870	1,115,796.000
ANHEUSER BUSCH COS INC COM CUSIP: 035229103	15,785.000	746,417.170	852,390.000
APPLIED MATERIALS INC COM CUSIP: 038222105	36,600.000	866,847.470	718,092.000
ARCH CAP GROUP LTD COM STK CUSIP: G0450A105	10,700.000	430,200.830	426,716.000
ARGONAUT GROUP INC COM STK USD0.10 CUSIP: 040157109	6,300.000	102,242.310	116,109.000
AT&T CORP COM NEW SEDOL: 2064888	68,050.000	1,718,315.850	995,571.500
AUTO DATA PROCESSING INC COM CUSIP: 053015103	5,700.000	218,991.100	238,716.000
AVERY DENNISON CORP COM CUSIP: 053611109	10,300.000	655,144.240	659,303.000
AVON PRODS INC COM USD0.25 CUSIP: 054303102	36,400.000	783,035.770	1,679,496.000
B#REORG/BK 1 CORP STK MERGER TO JP MORGAN CHASE & CO SEDOL: 2298591	87,100.000	3,248,745.980	4,442,100.000
BAKER HUGHES INC COM SEDOL: 2072085	49,800.000	1,565,615.350	1,874,970.000
BANCO LATINOAMERICANO DE EXPORTACIONES SA CL E CUSIP: P16994132	21,200.000	367,955.340	332,416.000
BANTA CORP COM CUSIP: 066821109	9,900.000	341,955.170	439,659.000
BARR PHARMACEUTICALS INC COM CUSIP: 068306109	15,300.000	648,705.090	515,610.000
BAXTER INTL INC COM SEDOL: 2085102	102,000.000	3,192,479.220	3,520,020.000
BEA SYS INC COM CUSIP: 073325102	30,300.000	751,536.260	249,066.000
BECTON DICKINSON & CO COM CUSIP: 075887109	13,700.000	544,421.160	709,660.000
BENCHMARK ELECTRS INC COM CUSIP: 08160H101	12,550.000	208,297.060	365,205.000
BEST BUY INC COM STK CUSIP: 086516101	13,700.000	563,824.630	695,138.000
BIG 5 SPORTING GOODS CORP COM CUSIP: 08915P101	22,050.000	304,183.880	577,489.500
BIOGEN IDEC INC COM STK CUSIP: 09062X103	13,160.000	672,174.260	832,370.000
BJ SVCS CO COM CUSIP: 055482103	17,000.000	551,907.010	779,280.000
BJS WHSL CLUB INC COM STK CUSIP: 05548J106	11,200.000	285,774.400	280,000.000
BK AMER CORP COM SEDOL: 2295677	63,189.000	3,395,613.910	5,347,053.180

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

BLDG MATLS HLDG CORP COM CUSIP: 120113105	5,100.000	89,415.540	96,543.000
BLUE NILE INC COM CUSIP: 09578R103	925.000	18,962.500	34,789.250
BLUEGREEN CORP COM CUSIP: 096231105	17,500.000	235,812.920	241,500.000
BOB EVANS FARMS INC COM CUSIP: 096761101	5,290.000	137,450.270	144,840.200
BOEING CO COM CUSIP: 097023105	26,200.000	1,054,007,590	1,338,553.000
BRIGHTPOINT INC COM NEW CUSIP: 109473405	27,200.000	451,320.080	374,000.000
BRINKER INTL INC COM CUSIP: 109641100	18,200.000	530,490.670	620,984.000
BRISTOL MYERS SQUIBB CO COM SEDOL 2126335	164,300.000	6,429,001.210	4,025,350.000
BROWN & BROWN INC COM CUSIP: 115236101	19,350.000	619,996.070	833,985.000
BSTN SCIENTIFIC CORP COM CUSIP: 101137107	23,700.000	439,863.100	1,014,360.000
BURL RES INC COM CUSIP: 122014103	17,800.000	416,009.710	644,004.000
C D W CORP COM CUSIP: 12512N105	9,200.000	385,448.800	588,592.000
CABOT MICROELECTRONICS CORP COM CUSIP: 12709P103	33,325.000	1,753,779.210	1,020,078.250
CACl INTL INC CL A CUSIP: 127190304	8,025.000	377,131.230	324,531.000
CADENCE DESIGN SYS INC COM CUSIP: 127367108	16,200,000	237,838.510	237,006.000
CAMPBELL SOUP CO COM SEDOL: 2162845	81,100.000	2,655,987.390	2,179,968.000
CAP 1 FNCL COM CUSIP: 14040H105	9,900.000	688,823.760	676,962.000
CARDINAL HLTH INC CUSIP: 14149Y108	12,100.000	608,749.700	847,605.000
CAREER ED CORP COM CUSIP: 141665109	7,900.000	420,657.550	359,924.000
CAREMARK RX INC COM CUSIP: 141705103	16,900.000	559,303.460	556,686.000
CARNIVAL CORP COM PAIRED CUSIP: 143658300	20,400.000	903,011.450	958,800.000
CARTER INC FORMERLY CARTER HLDGS INC TO COM COM CUSIP: 146229109	9,225.000	240,712.830	268,539.750
CENTENE CORP DEL COM CUSIP: 15135B101	3,500.000	95,006.460	134,925.000
CEPHALON INC CON CUSIP: 156708109	7,000.000	356,312.410	378,000.000
CHARLES RIV ASSOCS INC COM CUSIP: 159852102	22,825.000	532,564.000	706,433.750
CHARLES RIV LAB INTL INC COM CUSIP: 159864107	11,475.000	349,667.710	560,783.250
CHECKPOINT SYS INC CUSIP: 162825103	10,500.000	145,835.780	188,265.000
CHEVRONTEXACO CORP COM SEDOL: 283855S	60,889.000	4,191,695.410	5,730,263.790
CHICOS FAS INC COM CUSIP: 168615102	19,152.000	352,116.660	864,904.320
CHIQUITA BRANDS INTL INC COM CUSIP: 170032809	26,800.000	572,476.680	560,656.000
CHUBB CORP COM SEDOL: 2195722	28,400.000	1,794,079.000	1,936,312.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

CIGNA CORP COM SEDOL: 2196479	34,600.000	1,359,461.600	2,380,826.000
CINTAS CORP COM CUSIP: 172908105	6,700.000	305,150.180	319,389.000
CISCO SYS INC COM CUSIP: 17275R102	207,600.000	5,209,037.260	4,920,120.000
CITIGROUP INC COM SEDOL: 2297907	124,985.000	3,980,710.500	5,811,802.500
CLEAR CHANNEL COMMUNICATIONS INC COM CUSIP: 184502102	13,300.000	759,140.880	491,435.000
CLEVELAND CLIFFS COM STK US$1 CUSIP: 185896107	6,500.000	258,853.490	366,535.000
CLOROX CO COM SEDOL: 2204026	26,300.000	829,094.810	1,414,414.000
COCA COLA CO COM CUSIP: 191216100	53,300.000	3,013,252.410	2,690,584.000
COGNIZANT TECH SOLUTIONS CORP CL A CUSIP: 192446102	23,612.000	255,156.300	599,980.920
COLGATE-PALMOLIVE CO COM SEDOL: 2209106	53,900.000	2,815,569.690	3,150,455.000
COM HILB ROGAL & HOBBS CO CUSIP: 431294107	7,050.000	227,239.400	251,544.000
COMCAST CORP NEW CL A SEDOL: 2044545	101,418.000	3,017,155.740	2,842,746.540
COMCAST CORP NEW CL A SPL CUSIP: 20030N200	26,000.000	818,357.690	717,860.000
COML METALS CO COM CUSIP: 201723103	16,100.000	500,679.450	522,445.000
COMPUCREDIT CORP COM ISIN #US20478N1000 CUSIP: 20478N100	8,400.000	132,362.790	145,320.000
CONAGRA FOODS INC SEDOL: 2215460	36,100.000	862,845.060	977,588.000
CONSTELLATION ENERGY GROUP INC COM SEDOL: 2073408	50,500.000	1,348,817.970	1,913,950.000
COOPER COS INC COM NEW CUSIP: 216648402	8,540.000	204,985.420	539,471.600
COOPER IND INC COM SEDOL: 2949435	52,600.000	1,911,422.970	3,124,966.000
COPART INC COM CUSIP: 217204106	46,450.000	815,522.910	1,240,215.000
CORGENTECH INC COM CUSIP: 21872P105	7,175.000	136,840.650	115,661.000
CORINTHIAN COLLEGES INC COM STK CUSIP: 218868107	10,600.000	245,918.080	262,244.000
CORUS BANKSHARES INC COM CUSIP: 220873103	2,300.000	87,705.130	94,553.000
COSTAR GROUP INC COM CUSIP: 22160N109	10,325.000	312,551.120	474,227.250
COVANSYS CORP COM CUSIP: 22281W103	13,300.000	140,921.720	137,389.000
CREE INC FORMERLY CREE RESH INC EFF 01/03/2000 COM COM CUSIP: 225447101	11,675.000	206,465.870	271,794.000
CTI MOLECULAR IMAGING INC COM CUSIP: 22943D105	33,550.000	569,399.530	475,739.000
CURTISS WRIGHT CORP COM CUSIP: 231561101	4,420.000	122,717.150	248,359.800
CVS FINL CORP COM CUSIP: 126600105	5,200.000	111,612.870	113,256.000
CVS CORP COM STK CUSIP: 126650100	15,200.000	760,723.240	638,704.000
CYBERONICS INC COM CUSIP: 23251P102	10,475.000	306,742.590	349,446.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

DANAHER CORP COM CUSIP: 235851102	11,600.000	352,035.280	601,460.000
DELL INC COM STK CUSIP: 24702R101	81,600.000	2,609,716.230	2,922,912.000
DELPHI FINL GROUP INC CL A CUSIP: 247131105	5,310.000	125,917.970	236,295.000
DENBURY RES INC HLDG CO COM NEW CUSIP: 247916208	9,400.000	103,317.510	196,930.000
DIGITAL THEATER SYS INC OC-COM COM STK CUSIP: 25389G102	15,400.000	361,234.380	402,710.000
DIRECT GEN CORP COM STK CUSIP: 25456W204	8,350.000	296,470.930	269,371,000
DISNEY WALT CO COM SEDOL: 2270726	148,517.000	3,862,385.340	3,785,698.330
DOLLAR THRIFTY AUTOMOTIVE GROUP INC COM CUSIP: 256743105	22,530.000	561,054.310	618,223.200
DOLLAR TREE STORES INC COM CUSIP: 256747106	30,394.000	849,164.740	833,707.420
DORAL FINL CORP COM CUSIP: 25811P100	12,505.000	266,573.370	431,422.500
DOW CHEM CO COM SEDOL: 2278719	88,300.000	2,594,636.620	3,593,810.000
DOW JONES & CO INC COM SEDOL: 2279002	53,100.000	2,536,586.680	2,394,810.000
DST SYS INC COM CUSIP: 233326107	12,700.000	582,216.820	610,743.000
DU PONT E I DE NEMOURS & CO COM STK SEDOL: 2018175	51,900.000	2,217,147.710	2,305,398.000
DUKE ENERGY CORP COM STK SEDOL: 2283906	127,200.000	3,151,680.400	2,580,888.000
DUN & BRADSTREET CORP DEL NEW COM SEDOL: 2636254	21,600.000	387,473.540	1,164,456.000
DUQUESNE LT HLDGS INC COM STK CUSIP: 266233105	14,000.000	269,904.040	270,340.000
E W BANCORP INC COM CUSIP: 27579R104	9,700.000	149,779.630	297,790.000
EASTMAN KODAK CO COM SEDOL: 2300601	90,300.000	3,363,532.140	2,436,294.000
EBAY INC COM CUSIP: 278642103	12,300.000	441,005.090	1,130,985.000
ECHOSTAR COMMUNICATIONS CORP NEW CL A CUSIP: 278762109	13,000.000	734,672.550	399,750.000
EL PASO CORP COM SEDOL: 2295945	83,000.000	1,578.452.140	654,040.000
EL PASO ELEC CO COM NEW CUSIP: 283677854	15,700.000	221,270.310	242,408.000
ELECTR ARTS COM CUSIP: 285512109	9,000.000	235,943.480	490,950.000
ELI LILLY & CO COM CUSIP: 532457108	15,359.000	992,400.550	1,073,747.690
EMC CORP COM CUSIP: 268648102	93,300.000	1,777,951.710	1,063,620.000
EMERSON ELEC CO COM SEDOL: 2313405	19,600.000	1,008,494.560	1,245,580.000
EXPEDITORS INTL WASH INC COM CUSIP: 302130109	10,050.000	314,517.860	496,570.500
EXXON MOBIL CORP COM SEDOL: 2326618	144,926.000	4,623,337.850	6,436,163.660
FACTSET RESH SYS INC COM CUSIP: 303075105	14,300.000	523,192.650	675,961.000
FEDT INVESTORS INC CL B SEDOL: 2246288	8,200.000	238,479.810	248,788.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

FHLMC COM CUSIP: 313400301	2,100.000	91,989.410	132,930.000
FIRST DATA CORP COM CUSIP: 319963104	49,900.000	1,793,826.630	2,221,548.000
FIRSTENERGY CORP COM SEDOL: 2100920	45,735.000	1,089,686.560	1,710,946.350
FLAGSTAR BANCORP INC COM CUSIP: 337930101	15,560.000	161,464.860	309,332.800
FLEXTRONICS INTL LTD COM STK CUSIP: Y2573F102	49,200.000	550,699.790	784,740.000
FLIR SYS INC COM CUSIP: 302445101	11,049.000	304,215.980	606,590.100
FLUOR CORP NEW COM CUSIP: 343412102	10,200.000	394,261.590	486,234.000
FNMA COM STK SEDOL: 2333889	66,500.000	3,990,916.340	4,745,440.000
FORD MTR CO DEL COM PAR $0.01 SEDOL: 2615468	64,300.000	1,491,649.930	1,006,295.000
FOREST LAB INC COM CUSIP: 345838106	8,700.000	408,213.280	492,681.000
FORTUNE BRANDS INC COM STK SEDOL: 2024774	32,700.000	914,976.710	2,466,561.000
FOX ENTMT GROUP INC CL A COM CUSIP: 35138T107	12,100.000	316,998.120	323,070.000
FREDS INC CL A CUSIP: 356108100	16,225.000	390.317.420	358,410.250
FRONTLINE LTD COM CUSIP: G3682E127	4,115.000	48,518.750	142,008.650
GARTNER INC CLASS B COM CUSIP: 366651206	11,000.000	140,459.940	141,790.000
GEN ELEC CO COM SEDOL: 2380498	392,500.000	12,556,176.450	12,717,000.000
GEN MARITIME CORP COM CUSIP: Y2692M103	14,950.000	171,201.750	410,228.000
GEN MILLS INC COM SEDOL: 2367026	41,300.000	1,533,919.490	1,962,989.000
GENENTECH INC COM STK CUSIP: 368710406	20,600.000	827,276.030	1,157,720.000
GENUINE PARTS CO COM SEDOL: 2367480	54,900.000	1,671,351.220	2,178,432.000
GILLETTE CO COM CUSIP: 375766102	69,600.000	2,579,265.510	2,951,040.000
GLACIER BANCORP INC NEW COM CUSIP: 37637Q105	5,000.000	134,813.840	140,850.000
GOLD BANC CORP INC COM CUSIP: 379907108	3,850.000	62,677.230	59,675.000
GOLDEN W. FNCL CORP COM CUSIP: 381317106	7,900.000	562,319.570	840,165.000
GOLDMAN SACHS GROUP INC COM CUSIP: 38141G104	5,400.000	470,195.350	508,464.000
GRACO INC COM CUSIP: 384109104	5,160.000	87,653.310	160,218.000
GRAINGER W W INC COM SEDOL: 2380863	14,900.000	694,109.430	856,750.000
GREAT LAKES CHEM CORP COM SEDOL: 2384326	47,200.000	1,985,954.490	1,277,232.000
GREIF INC. CUSIP: 397624107	3,500.000	118,881.840	147,875.000
GUITAR CTR INC COM CUSIP: 402040109	4,875.000	211,236.800	216,791.250
HANDLEMAN CO DEL COM CUSIP: 4102S2100	8,300.000	130,641.870	192,228.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

* HARRIS CORP COM CUSIP: 413875105	1,540,278.000	45,769,040.550	78,169,108.500
HASBRO INC COM SEDOL: 2414580	34,700.000	527,474.220	659,300.000
HBR FLA BANCSHARES INC COM CUSIP: 411901101	11,125.000	267,988.750	306,048.750
HELMERICH & PAYNE INC COM CUSIP: 423452101	3,600.000	95,045.620	94,140.000
HERCULES INC VTG COM SEDOL: 2422442	85,900.000	2,510,525.700	1,047,121.000
HEWLETT PACKARD CO COM SEDOL: 2424006	123,504.000	3,395,146.180	2,605,934.400
HIBBETT SPORTING GOODS INC COM CUSIP: 428565105	21,580.000	231,897.010	590,213.000
HILTON HOTELS CORP COM SEDOL: 2428008	92,600.000	1,314,117.450	1,727,916.000
HLTH MGMT ASSOC INC NEW CL A COM CUSIP: 421933102	27,400.000	572,266.020	614,308.000
HOME DEPOT INC COM SEDOL: 2434209	152,500.000	4,634,862.920	5,368,000.000
HONEYWELL INTL INC COM STK SEDOL: 2020459	126,300.000	4,400,867.200	4,626,369.000
HSTN EXPL CO COM CUSIP: 442120101	6,600.000	225,337.540	342,144.000
HUBBELL INC CL B COM SEDOL: 2442291	8,700.000	268,274.740	406,377.000
HUGOTON RTY TR TEX UNIT BEN INT HUGOTON RTY TR UNITS CUSIP: 444717102	10,050.000	187,185.870	229,743.000
ICU MED INC COM CUSIP: 44930G107	22,900.000	696,861.710	767,837.000
IKON OFFICE SOLUTIONS INC COM STK CUSIP: 451713101	9,395.000	87,078.300	107,760.650
ILEX ONCOLOGY INC COM CUSIP: 451923106	18,275.000	303,850.710	456,692.250
INGERSOLL-RAND CO CL A CUSIP: G4776G101	4,950.000	232,641.830	338,134.500
INTEGRATED CIRCUIT SYS INC COM NEW COM STK CUSIP: 45811K208	37,825.000	952,324.260	1,027,327.000
INTEL CORP COM CUSIP: 458140100	179,900.000	5,938,196.290	4,965,240.000
INTERGRAPH CORP COM CUSIP: 458683109	9,750.000	175,180.420	252,135.000
INTERSIL CORP CUSIP: 46069S109	20,800.000	452,153.950	450,528.000
INTL BUSINESS MACHS CORP COM CUSIP: 459200101	28,500.000	2,755,881.060	2,512,275.000
INTL FLAVORS & FRAGRANCES INC COM SEDOL: 2464165	41,600.000	1,642,296.190	1,555,840.000
INTL PAPER CO COM SEDOL: 2465254	70,796.000	2,523,351.600	3,164,581.200
INVERESK RESH GROUP INC COM CUSIP: 461238107	27,600.000	426,123.760	851,184.000
IPASS INC COM CUSIP: 46261V108	48,825.000	587,995.820	517,056.750
IRWIN FINL CORP COM CUSIP: 464119106	12,250.000	309,958.460	323,400.000
JACUZZI BRANDS INC COM CUSIP: 469865109	19,800.000	183,244.500	159,588.000
JANUS CAP GROUP INC COM SEDOL: 2605555	27,300.000	412,714.670	450,177.000
JOHNSON & JOHNSON COM SEDOL: 2475833	141,620.000	7,165,941.670	7,888,234.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

JOS A BK CLOTHIERS INC COM CUSIP: 480838101	3,900.000	127,068.840	122,421.000
JPMORGAN CHASE & CO COM SEDOL: 2190385	58,960.000	1,802,155.100	2,285,879.200
K.V PHARMACEUTICAL CL A CUSIP: 482740206	3,600.000	93,526.000	83,124.000
KIMBERLY-CLARK CORP COM SEDOL: 2491839	37,900.000	1,923,939.090	2,496,852.000
KINDER MORGAN MGMT LLC SHS COM STK CUSIP: 49455U100	1.000	31.960	36.770
KINETIC CONCEPTS INC COM NEW CUSIP: 49460W206	5,600.000	205,000.000	279,440.000
KLA-TENCOR CORP CUSIP: 482480100	17,400.000	917,918.240	859,212.000
KNIGHT TRANSN INC COM CUSIP: 499064103	57,000.000	1,291,851.200	1,637,610.000
KNIGHT-RIDDER INC COM STK SEDOL: 2495347	29,900.000	1,376,027.010	2,152,800.000
KNOLOGY INC COM CUSIP: 499183604	11,150.000	100,350.000	55,415.500
KOHLS CORP COM CUSIP: 500255104	4,000.000	233,425.650	169,120.000
LAB CORP AMER HLDGS COM NEW CUSIP: 50540R409	13,800.000	421,743.580	547,860.000
LAM RESH CORP COM CUSIP: 512807108	10,700.000	289,189.180	286,760.000
LANDAMERICA FINL GROUP INC COM CUSIP: 514936103	9,000.000	354,516.410	350,370.000
LANDRYS RESTAURANTS INC CUSIP: 51508L103	11,050.000	226,929.330	330,284.500
LANDSTAR SYS INC COM CUSIP: 515098101	2,500.000	54,061.000	132,175.000
LECG CORP COM CUSIP: 523234102	16,375.000	324,157.820	283,451.250
LEGGETT & PLATT INC COM CUSIP: 524660107	18,100.000	389,430.840	483,451.000
LEHMAN BROS HLDGS INC COM CUSIP: 524908100	11,300.000	796,204.410	850,325.000
LEXMARK INTL INC NEW CL A CUSIP: 529771107	5,000.000	342,398.380	482,650.000
LIGAND PHARMACEUTICALS INC CL B CUSIP: 53220K207	7,750.000	128,895.780	134,695.000
LINCOLN NATL CORP COM SEDOL: 2516378	47,123.000	1,501,399.770	2,226,561.750
LINEAR TECH CORP DEL CUSIP: 535678106	11,900.000	342,771.200	469,693.000
LIZ CLAIBORNE INC COM CUSIP: 539320101	8,900.000	233,651.020	320,222.000
LNR PPTY CORP COM CUSIP: 501940100	3,600.000	112,571.480	195,300.000
LOCKHEED MARTIN CORP COM SEDOL: 2522096	51,000.000	2,084,218.880	2,656,080.000
LOWES COS INC COM CUSIP: 548661107	13,500.000	455,375.480	709,425.000
LUCENT TECHNOLOGIES INC COM STK SEDOL: 2537573	195,500.000	1,641,920.130	738,990.000
M / I HOMES INC CUSIP: 55305B101	6,600.000	270,534.580	267,960.000
MACROVISION CORP COM CUSIP: 555904101	13,450.000	278,905.140	336,653.500
MANHATTAN ASSOCS INC COM CUSIP: 562750109	16,800.000	418,604.140	518,784.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

MARATHON OIL CORP COM SEDOL: 2910970	16,800.000	422,555.710	635,712.000
MARSH & MCLENNAN CO’S INC COM SEDOL: 2567741	77,300.000	3,453,271.770	3,507,874.000
MARVELL TECH GROUP MARVELL TECH GROUP INC CUSIP: G5876H105	20,000.000	379,551.800	534,000.000
MASCO CORP COM CUSIP: 574599106	13,700.000	339,235.480	427,166.000
MATTEL INC COM SEDOL: 2572303	118,300.000	2,176,069.870	2,158,975.000
MAX RE CAP LTD CUSIP: G6052F103	8,300.000	180,383.220	161,684.000
MAY DEPT STORES CO COM SEDOL: 2573890	49,650.000	1,459,915.380	1,364,878.500
MBIA INC COM CUSIP: 55262C100	9,650.000	415,359.220	551,208.000
MBNA CORP COM CUSIP: 55262L100	55,150.000	1,140,904.600	1,422,318.500
MC DONALDS CORP COM SEDOL: 2550707	131,700.000	3,097,495.760	3,424,200.000
MEADWESTVACO CORP COM SEDOL: 2840044	52,600.000	1,388,927.610	1,545,914.000
MEDIACOM COMMUNICATIONS CORP CL A ISIN US58446K1051 CUSIP: 58446K105	28,250.000	291,520.320	220,915.000
MEDICINES COMPANY COM CUSIP: 584688105	4,500.000	125,116.040	137,295.000
MEDICIS PHARMACEUTICAL CORP CL A NEW CUSIP: 584690309	14,900.000	364,191.800	595,255.000
MEDIMMUNE INC COM SEDOL: 2575896	58,600.000	1,350,332.640	1,371,240.000
MEDTRONIC INC COM CUSIP: 585055106	42,400.000	1,857,599.150	2,065,728.000
MELLON FINL CORP COM SEDOL: 2576350	67,500.000	1,457,491.380	1,979,775.000
MERCANTILE BANKSHARES CORP COM SEDOL: 2578389	30,000.000	840,024.740	1,404,600.000
MERCK & CO INC COM SEDOL: 2578312	134,200.000	7,207,816.000	6,374,500.000
MERITAGE CORP COM CUSIP: 59001A102	9,650.000	372,107.290	663,920.000
MERRILL LYNCH & CO INC COM CUSIP: 590188108	15,800.000	999,815.580	852,884.000
METAL MGMT INC COM NEW STK NEW CUSIP: 591097209	10,400.000	205,321,550	206,024.000
MICREL INC COM CUSIP: 594793101	90,100.000	1,073,809.210	1,094,715.000
MICROCHIP TECH INC COM CUSIP: 595017104	5,400.000	142,926.460	170,316.000
MICROSOFT CORP COM SEDOL: 2586173	417,304.000	12,743,310.390	11,918,202.240
MILLENNIUM PHARMACEUTICALS INC COM CUSIP: 599902103	21,200.000	380,029.020	292,560.000
MILLIPORE CORP COM CUSIP: 601073109	7,500.000	381,288.830	422,775.000
MOBILE MINI INC COM CUSIP: 60740F105	5,700.000	102,770.480	161,937.000
MORGAN STANLEY SEDOL: 2262314	69,500.000	3,829,824.600	3,667,515.000
MOTOROLA INC COM SEDOL: 2606600	158,978.000	2,996,945.600	2,901,348.500
MYRIAD GENETICS INC COM CUSIP: 62855J104	27,075.000	687,451.980	403,959.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

N V R INC COM CUSIP: 6294-4T105	1,910.000	608,281.520	924,822.000
NABORS INDUSTRIES COM USD0.10 CUSIP: G63S9F103	13,300,000	437,147.750	601,426.000
NASSDA CORP COM CUSIP: 63172M101	32,825,000	326,432.830	135,895.500
NATL CY CORP COM SEDOL: 2625047	37,500.000	811,294.730	1,312,875.000
NEOPHARM INC COM CUSIP: 640919106	8,000.000	150,971.280	82,640.000
NETBANK INC COM CUSIP: 640933107	11,400.000	153,554.020	124,602.000
NEUROCHEM INC COM NEUROCHEM INC COM STK CUSIP: 64125K101	8,250.000	201,981.190	172,095.000
NEW CENTY FINL CORP COM CUSIP: 64352D101	9,365.000	183,867.510	438,469.300
NEW YORK TIMES CO CL A ISIN #US6501111073 SEDOL: 2632003	69,100.000	3,130,281.970	3,089,461.000
NEWELL RUBBERMAID INC COM SEDOL: 2635701	118,700.000	2,682,788.090	2,789,450.000
NEXTEL COMMUNICATIONS INC CL A COM STK CUSIP: 65332V103	38,400.000	835,000.530	1,023,744.000
NEXTEL PARTNERS INC CL A CUSIP: 65333F107	88,500.000	659,069.750	1,408,920.000
NIKE INC CL B CUSIP: 654106103	11,900.000	648,180.980	901,425.000
NISOURCE INC COM SEDOL: 2645409	91,600.000	1,983,394.470	1,888,792.000
NORFOLK SOUTHN CORP COM SEDOL: 2641894	68,700.000	1,909,146.290	1,821,924.000
NORTHN TR CORP COM SEDOL: 2648668	26,600.000	894,064.320	1,124,648.000
NORTHROP GRUMMAN CORP COM CUSIP: 666807102	19,400.000	1,054,154.210	1,041,780.000
NUCOR CORP COM SEDOL: 2651086	25,800.000	1,347,088.020	1,980,408.000
O REILLY AUTOMOTIVE INC COM CUSIP: 686091109	67,492.000	2,170,838.790	3,050,638.400
OCTEL CORP COM CUSIP: 675727101	5,200.000	139,034.020	136,916.000
ODYSSEY HEALTHCARE INC COM CUSIP: 67611V101	40,680.000	712,414.370	765,597.600
OM GROUP INC CUSIP: 670872100	3,600.000	112,695.480	118,836.000
OMNICOM GROUP INC COM CUSIP: 681919106	11,100.000	686,128.370	842,379.000
ONEOK INC COM STK CUSIP: 682680103	8,980.000	181,142.700	197,470.200
OPEN TEXT CORP COM CUSIP: 663715106	14,400.000	407,031.600	459,360.000
ORACLE CORP COM CUSIP: 68389X105	78,200.000	1,741,022.290	932,926.000
ORIENTAL FINL GROUP INC COM CUSIP: 68618W100	5,800.000	150,827.710	157,006.000
OVERLAND STORAGE INC COM CUSIP: 690310107	9,000.000	129,782.020	119,610.000
OVERSEAS SHIPHOLDING GROUP INC COM CUSIP: 690368105	7,100.000	123,749.990	313,323.000
OWENS & MINOR INC NEW COM CUSIP: 690732102	11,200.000	182,478.290	290,080.000
O2 MICRO INTL O2 MICRO INTL LTD COM STK CUSIP: G6797E106	57,225.000	881,997.980	974,541.750

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

PACIFIC CAP BANCORP NEW COM CUSIP: 69404P101	3,666.000	104,919.430	108,750.580
PALL CORP COM SEDOL: 2668804	80,400.000	1,781,931.600	2,105,676.000
PAPA JOHNS INTL INC COM CUSIP: 698813102	6,090.000	177,123.690	179,898.600
PARKER-HANNIFIN CORP COM CUSIP: 701094104	5,700.000	247,228.900	338,922.000
PATINA OIL & GAS CORP COM CUSIP: 703224105	6,950.000	107,351.310	207,596.500
PAYCHEX INC COM CUSIP: 704326107	17,300.000	601,372.960	586,124.000
PEDIATRIX MED GROUP COM CUSIP: 705324101	6,325.000	215,899.080	441,801.250
PEETS COFFEE & TEA INC COM CUSIP: 705560100	5,400.000	112,451.150	134,946.000
PEPSICO INC COM CUSIP: 713448108	50,930.000	2,325,612.250	2,744,108.400
PERINI CORP COM CUSIP: 713839108	8,500.000	118,902.640	86,955.000
PERRIGO CO COM CUSIP: 714290103	26,000.000	518,960.200	493,220.000
PETCO ANIMAL SUPPLIES INC COM NEW CUSIP: 716016209	15,200.000	374,211.660	489,592.000
PFIZER INC COM STK $.11 1/9 PAR CUSIP: 717081103	211,755.000	6,831,835.000	7,258,961.400
PHARMACEUTICAL PROD DEV INC COM CUSIP: 717124101	17,475.000	476,812.800	555,180.750
PILGRIMS PRIDE CORP COM CUSIP: 721467108	9,500.000	117,415.320	274,930.000
PLAINS EXPL & PRODTN CO COM CUSIP: 726505100	19,768.000	206,912.540	362,742.800
PLX TECH INC COM CUSIP: 693417107	19,100.000	245,892.440	329,666.000
PMC SIERRA INC COM CUSIP: 69344F106	26,500.000	475,489.760	380,275.000
POTLATCH CORP COM CUSIP: 737626107	11,600.000	419,349.320	483,024.000
PRAXAIR INC COM CUSIP: 74005P104	21,338.000	508,008.560	851,599.580
PROCTER & GAMBLE CO COM CUSIP: 742718109	62,600.000	2,736,896.920	3,407,944.000
PROSPERITY BANCSHARES INC COM CUSIP: 743606105	12,625.000	243,774.910	312,288.750
PROTEIN DESIGN LABS INC COM CUSIP: 74369L103	7,100.000	101,777.000	135,823.000
PSYCHIATRIC SOLUTIONS INC COM CUSIP: 74439H108	6,700.000	147,960.410	167,031.000
PWR INTEGRATIONS INC COM CUSIP: 739276103	22,750.000	590,483.710	566,475.000
PXRE CORP COM STK USD0.01 CUSIP: G73016106	10,600.000	297,262.050	267,862.000
QIAGEN N V COM CUSIP: N72482107	32,250.000	236,261.350	390,547.500
QUALCOMM INC COM CUSIP: 747525103	21,800.000	1,291,860.600	1,590,964.000
QUEST DIAGNOSTICS INC COM CUSIP: 74834L100	6,500.000	359,404.700	552,175.000
QUIKSILVER INC COM CUSIP: 74838C106	17,900.000	400,373.450	426,199.000
QWEST COMMUNICATIONS INTL INC COM SEDOL: 2034494	568,200.000	4,516,653.220	2,039,838.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

R&G FINL CORP CL B CUSIP: 749136107	3,795.000	60,799.540	125,462.700
RAYTHEON CO COM NEW SEDOL: 2758051	73,200.000	2,103,633.470	2,618,364.000
REDWOOD TR INC COM CUSIP: 758075402	10,900.000	529,452.150	606,912.000
REORG/US ONCOLOGY INC CASH MERGER EFF 8/20/04 CUSIP: 90338W103	35,800.000	428,551.310	526,976.000
REP BANCORP INC COM CUSIP: 760282103	15,900.000	217,469.190	221,010.000
RES CONNECTION INC COM CUSIP: 76122Q105	22,450.000	501,757.430	878,019.500
ROBERT HALF INTL INC COM CUSIP: 770323103	20,500.000	491,944.440	610,285.000
ROCKWELL AUTOMATION SEDOL: 2754060	44,600.000	702,963.540	1,672,946.000
ROCKWELL COLLINS INC COM SEDOL: 2767228	75,400.000	1,603,678.830	2,512,328.000
ROSS STORES INC COM CUSIP: 778296103	7,200.000	197,725.970	192,672.000
ROYAL CARIBBEAN CRUISES COM STK CUSIP: V7780T103	11,000.000	446,721.450	477,510.000
RUDOPLH TECHNOLOGIES INC COM CUSIP: 781270103	14,725.000	252,262.180	267,847.750
RYERSON TULL INC NEW COM CUSIP: 78375P107	10,100.000	123,624.000	160,388.000
S & T BANCORP INC COM STK CUSIP: 783859101	5,600.000	169,010.680	179,088.000
S.W. AIRL CO COM CUSIP: 844741108	33,200.000	595,791.960	556,764.000
SAFECO CORP COM SEDOL: 2766805	59,200.000	2,059,778.180	2,604,800.000
SAN JUAN BASIN RTY TR UNIT BEN INT CUSIP: 798241105	12,600.000	224,940.310	306,936.000
SBC COMMUNICATIONS INC COM SEDOL: 2831811	104,425.000	2,920,192.630	2,532,306.250
SCHERING-PLOUGH CORP COM SEDOL: 2778844	173,300.000	5,171,602.030	3,202,584.000
SCHLUMBERGER LTD COM STK SEDOL: 2779201	45,900.000	2,068,797.830	2,915,109.000
SCHWAB CHARLES CORP COM NEW SEDOL: 2779397	73,000.000	683,256.460	701,530.000
SEMTECH CORP CUSIP: 816650101	24,500.000	474,108.610	576,730.000
SHIP FIN INTL COM STK CUSIP: G81075106	1,028.750	4,704.570	15,379.810
SHOPKO STORES INC COM CUSIP: 624911101	15,480.000	274,144.760	218,887.200
SIEBEL SYS INC COM CUSIP: 826170102	12,400.000	134,917.050	132,432.000
SIERRA HLTH SVCS INC COM CUSIP: 826322109	7,700.000	101,540.920	344,190.000
SILICON STORAGE TECH INC COM CUSIP: 827057100	12,500.000	151,757.690	128,750.000
SIRF TECH HLDGS INC COM CUSIP: 82967H101	13,650.000	194,872.320	178,405.500
SLM CORP COM CUSIP: 78442P106	18,300.000	641,732.130	740,235.000
SMURFIT-STONE CONTAINER CORP COM CUSIP: 832727101	19,100.000	274,075.320	381,045.000
SONIC INNOVATIONS INC COM CUSIP: 83545M109	11,600.000	133,441.790	65,888.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

SPRINT (FON) CORP SEDOL: 2922447	137,600.000	2,960,509.070	2,421,760.000
SRA INTL INC CL A CUSIP: 78464R105	15,175.000	583,553.440	642,206.000
ST JUDE MED INC COM CUSIP: 790849103	15,500.000	596,114.750	1,172,575.000
ST PAUL TRAVELERS CORP SEDOL: 2769503	71,049.000	2,430,745.330	2,880,326.460
ST STR CORP COM CUSIP: 857477103	9,100.000	427,722.700	446,264.000
STAPLES INC COM CUSIP: 855030102	28,100.000	732,507.760	823,611.000
STARWOOD HOTELS & RESORTS WORLDWIDE INC PAIRED CTF 1 B SH SEDOL: 2371436	51,702.000	1,964,269.900	2,318,834.700
STD MICROSYSTEMS CORP COM CUSIP: 853626109	6,100.000	167,291.040	142,252.000
STEWART ENTERPRISES INC CL A COM CUSIP: 860370105	15,400.000	116,039.420	125,356.000
STEWART INFORMATION SVCS CORP COM CUSIP: 860372101	6,350.000	147,661.220	214,439.500
STL DYNAMICS INC COM CUSIP: 858119100	9,000.000	122,222.460	257,670.000
STONE ENERGY CORP COM CUSIP: 861642106	10,700.000	372,358.900	488,776.000
SUN MICROSYSTEMS INC COM STK $.00067 PAR CUSIP: 866810104	51,600.000	756,929.030	223,944.000
SUN TR BANKS INC COM SEDOL: 2860990	30,600.000	1,948,784.530	1,988,694.000
SUNRISE SENIOR LIVING CUSIP: 86768K106	5,040.000	140,928.080	197,265.600
SYMYX TECHNOLOGIES INC COM CUSIP: 87155S108	11,150.000	168,200.400	268,938.000
SYNOPSYS INC COM CUSIP: 871607107	14,810.000	398,255.810	421,048.300
SYSCO CORP COM CUSIP: 871829107	18,000.000	534,447.200	645,660.000
TARGET CORP COM CUSIP: 87612E106	7,600.000	275,100.860	322,772.000
TARO PHARMACEUTICAL IND ORD ILS1 CUSIP: M8737E108	15,125.000	646,273.080	657,937.500
TCF FNCL CORP COM CUSIP: 872275102	7,475.000	316,583.150	433,923.750
TECHNE CORP COM CUSIP: 878377100	36,475.000	1,147,381.690	1,584,838.750
TECO ENERGY INC COM SEDOL: 2880255	18,600.000	221,595.060	223,014.000
TENNECO AUTOMOTIVE INC COM CUSIP: 880349105	18,600.000	229,820.430	246,078.000
TERADYNE INC COM CUSIP: 880770102	13,900.000	435,293.620	315,530.000
TERRA INDS INC COM CUSIP: 880915103	35,900.000	214,089.230	202,117.000
TESORO PETE CORP COM CUSIP: 881609101	26,700.000	366,756.620	736,920.000
TESSERA TECHNOLOGIES INC COM STK CUSIP: 88164L100	26,025.000	479,166.210	468,970.500
TIME WARNER INC NEW COM SEDOL: 2712165	258,350.000	5,317,090.280	4,541,793.000
TOLL BROS INC COM CUSIP: 889478103	8,375.000	210,464.000	354,430.000
TOMMY HILFIGER CORP COM STK USD0.01 CUSIP: G8915Z102	11,900.000	106,812.910	180,166.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

TORO CO COM CUSIP: 891092108	7,180.000	197,990.490	503,102.600
TOYS R US INC (HOLDING COMPANY) SEDOL: 2898894	70,400.000	1,224,224.140	1,121,472.000
TRANSOCEAN INC CUSIP: G90078109	14,800.000	665,854.370	428,312.000
TRIBUNE CO COM CUSIP: 896047107	7,800.000	398,783.740	355,212.000
TRIMBLE NAV LTD COM CUSIP: 896239100	5,750.000	94,172.380	159,792.500
TUESDAY MORNING CORP COM NEW ISIN US8990355054 CUSIP: 899035505	19,475.000	570,878.520	564,775.000
TX INSTRS INC COM SEDOL: 2885409	111,600.000	3,372,776.270	2,698,468.000
TXU CORP COM SEDOL: 2885700	55,400.000	887,077.350	2,244,254.000
TYCO INTL LTD NEW COM CUSIP: 902124106	51,300.000	1,643,086.590	1,700,062.000
UICI COM CUSIP: 902737105	23,500.000	331,851.930	559,535.000
UN PAC CORP COM SEDOL: 2914734	56,400.000	3,044,627.490	3,352,980.000
UNITED PARCEL SVC INC CL B CUSIP: 911312106	18,700.000	1,205,360.320	1,405,679.000
UNITEDHEALTH GROUP INC COM CUSIP: 91324P102	29,800.000	1,431,136.700	1,855,050.000
UNIVISION COMMUNICATIONS INC CL A CUSIP: 914906102	23,300.000	707,109.730	743,969.000
UNOCAL CORP COM SEDOL: 2914273	21,600.000	784,908.250	820,800.000
UNUMPROVIDENT CORP COM SEDOL: 2433842	113,600.000	2,728,719.730	1,806,240.000
UNVL COMPRESSION HLDGS INC COM STK CUSIP: 913431102	6,300.000	208,267.000	193,284.000
UST INC COM SEDOL: 2922544	45,300.000	1,355,573.820	1,630,800.000
UTD AUTO GROUP INC COM CUSIP: 909440109	12,100.000	223,984.410	370,865.000
UTD DEFENSE INDS INC COM CUSIP: 91018B104	14,300.000	415,944.220	500,500.000
UTD RENTALS INC COM CUSIP: 911363109	25,800.000	252,061.740	461,562.000
UTD SURGICAL PARTNERS INTL INC COM CUSIP: 913016309	16,250.000	550,257.460	641,387.500
UTI WORLDWIDE INC ORD NPV CUSIP: G87210103	3,500.000	94,940.750	184,415.000
UTSTARCOM INC COM CUSIP: 918076100	13,900.000	363,610.520	420,475.000
VERINT SYS INC COM CUSIP: 92343X100	11,625.000	262,619.800	397,807.500
VERISITY LTD COM CUSIP: M97385112	49,175.000	736,247.910	295,050.000
VERITAS DGC INC COM CUSIP: 92343P107	6,100.000	78,732.850	141,215.000
VERITAS SOFTWARE CORP COM CUSIP: 923436109	22,299.000	931,431.950	617,682.300
VERIZON COMMUNICATIONS COM SEDOL: 2090571	121,534.000	4,497,574.390	4,398,315.460
VIACOM COM CL B SEDOL: 2930611	116,707.000	4,631,318.030	4,168,774.040
VULCAN MATERIALS CO COM SEDOL: 2931205	4,300.000	193,887.010	204,465.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Corporate Stock — Common

United States — USD

WAL-MART STORES INC COM CUSIP: 931142103	67,600.000	2,819,710.470	3,566,576.000
WALGREEN CO COM CUSIP: 931422109	16,900.000	406,293.390	611,949.000
WASTE MGMT INC DEL COM STK SEDOL: 2937667	105,472.000	2,665,229.800	3,232,716.800
WATERS CORP COM CUSIP: 941848103	14,700.000	468,455.030	702,366.000
WATSON PHARMACEUTICALS INC COM CUSIP: 942683103	1,800.000	74,341.110	48,420.000
WEATHERFORD INTL LTD CUSIP: G95089101	11,500.000	572,530.400	517,270.000
WELLS FARGO & CO NEW COM STK SEDOL: 2649100	24,000.000	762,456.070	1,373,520.000
WESCO INTL INC COM CUSIP: 95082P105	9,200.000	147,768.720	169,280.000
WEST CORP COM CUSIP: 952355105	30,850.000	721,033.270	806,727.500
WESTAR ENERGY INC COM CUSIP: 95709T100	9,500.000	94,693.410	189,145.000
WESTCORP COM CUSIP: 957907108	10,300.000	395,461.940	468,135.000
WILMINGTON TR CORP NEW COM SEDOL: 2968537	18,300.000	504,138.030	681,126.000
WINN-DIXIE STORES INC COM SEDOL: 2972602	8,300.000	76,065.220	59,760.000
WORLD FUEL SERVICE COM STK USD0.01 CUSIP: 981475106	4,000.000	125,370.500	180,320.000
WYETH COM SEDOL: 2027104	139,100.000	5,832,531.590	5,029,856.000
XILINX INC COM CUSIP: 983919101	20,400.000	761,486.870	679,524.000
YAHOO INC COM CUSIP: 984332106	49,196.000	867,611.370	1,787,290.680
YANKEE CANDLE CO COM ISIN US9847571042 CUSIP: 984757104	38,350.000	936,118.680	1,121,737.500
ZALE CORP NEW COM STK CUSIP: 988858106	7,560.000	150,855.190	206,085.600
ZIMMER HLDGS INC COM CUSIP: 98956P102	7,360.000	236,549.410	649,152.000
1ST BANCORP P R COM CUSIP: 318672102	3,500000	105,682.500	142,625.000
1ST CMNTY BANCORP CAL COM CUSIP: 31983B101	4,225.000	152,887.760	162,409.000
3M CO COM CUSIP: 88579Y101	28,600.000	1,763,104.930	2,574,286.000
99 CENTS ONLY STORES COM CUSIP: 65440K106	16,266.000	444,106.360	248,056.500

Total United States — USD		508,369,894.91	589,236,272.79

Total Corporate Stock — Common		516,379,032.30	598,812,652.69

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Participant Loans

United States — USD
*PARTICIPANT LOAN ASSET-HARRIS CORP. CUSIP: 000242453	5.0% to 10.5% Maturing through 2009	0	25,851,307.110

Total United States — USD		0	25,851,307.11

Total Participant Loans		0	25,851,307.11

Value of Interest in Common/Collective Trusts

United States — USD

COLTV SHORT TERM INVT FD CUSIP: 195998AC3	30,802,172.680	30,802,172.680	30,802,172.680
MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING CUSIP: 658991294	143,333.480	392,117,555.740	422,353,742.170
MFO BK OF NY COLTV TR AGGREGATE INDEX FD CUSIP: 065995961	22,409,179.120	229,957,902.180	223,907,364.550
MFO SSGA PASSIVE BD MKT SL SER A FD CME9 CUSIP: 857999AZ9	950,050.760	14,187,685.530	14,683,984.550
MFO SSGA RUSSELL 2000 GROWTH FD CMW6 CUSIP: 425999919	3,065,183.280	29,557,614.390	32,303,966.590
MFO SSGA US EXTD MKT INDEX FD CMS6 CUSIP: 428999916	1,772,298.880	19,257,192.400	21,735,473.460
MFO SUN TR CLASSIC INSTL MMKT FD #594 CUSIP: 277999918	38,393,859.320	38,393,859.320	38,393,859.320

Total United States — USD		754,273,982.24	784,180,563.32

Total Value of Interest in Common/Collective Trusts		754,273,982.24	784,180,563.32

Value of Interest in Registered Investment Companies

United States — USD

MFO DODGE & COX STOCK FD OPEN END FD CUSIP: 256219106	446,354.820	42,948,990.670	53,388,500.020
MFO NATIONS FD INC INTL VALUE FD INV CL A CUSIP: 638581454	4,333,439.170	68,615,444.740	89,572,187.650
MFO PIMCO FDS MULTI MANAGER SER RCM GLOBAL TECH FD CUSIP: 72200P564	692,116.250	21,119,077.200	22,708,334.160
MFO TROWE PRICE RESERVED INVT FD CUSIP: 648299915	7,063,078.950	7,063,076.950	7,063,078.950

Total United States — USD		139,746,591.56	172,732,100.78

Total Value of Interest in Registered Investment Com		139,746,591.56	172,732,100.78

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Value of Funds Held in Insurance Company General Accounts

United States — USD

GIC ALLSTATE LIFE CNTRCT #GA-6316 6.03% MAT: 1/27/05 UNALL CUSIP: 999500MX6	3,666,702.920	3,666,702.920	3,666,702.920
GIC ALLSTATE LIFE CONTRACT #GA-6326 5.93% MAT: 4/19/05 CUSIP: 999500MY4	6,012,162.580	6,012,162.580	6,012,162.580
GIC JOHN HANCOCK LIFE CNTRCT #15017-GAC 7.42% MAT: 8/15/05 CUSIP: 999500NB3	9,582,862.180	9,582,862.180	9,582,862.180
GIC MASSACHUSETTS MUTUAL CNTRCT # 35083 4.00% MAT: 11/22/0 CUSIP: 999500ND9	5,540,047.410	5,540,047.410	5,540,047.410
GIC MET LIFE CNTRCT # GAC-28590 RATE: 4.83% MAT: CUSIP: 999500NI8	3,323,320.070	3,323,320.070	3,323,320.070
GIC MET LIFE CNTRCT GAC-28845 RATE: 1.79% MAT: CUSIP: 999500NJ6	5,345,533.760	5,345,533.760	5,345,533.760
GIC MET LIFE CONTRACT # GAC-28220 5.40% MAT: 8/10/04 UNALL CUSIP: 999500NF4	2,328,688.100	2,328,688.100	2,328,688.100
GIC MET LIFE CONTRACT # 28813 2.83% MAT:3/27/06 UNALLOCATE CUSIP: 999500NE7	6,212,876.830	6,212,876.830	6,212,876.830
GIC MONUMENTAL CNTRCT #SV04304Q RATE: 2.19% MAT CUSIP: 999500NM9	7,721,553.340	7,721,553.340	7,721,553.340
GIC MONUMENTAL CNTRCT NO. SV04375Q MTY 05/29/07 RATE CUSIP: 999500PW5	6,021,659.290	6,021,659.290	6,021,659.290
GIC NEW YORK LIFE CNTRCT #31340 RATE: 4.19% M CUSIP: 999500NO5	5,579,605.780	5,579,605.780	5,579,605.780
GIC PRUDENTIAL INSURANCE CO. CNTRCT # GA-10010-215 RAT CUSIP: 999500NR8	5,582,122.310	5,582,122.310	5,582,122.310
GIC PRUDENTIAL INSURANCE CO. CNTRCT # 10010-214 RATE: CUSIP: 999500NQ0	5,726,566.470	5,726,566.470	5,726,566.470
GIC SECURITY LIFE OF DENVER CNTRCT # SA-0286 RATE: 5 CUSIP: 999500NT4	4,696,411.110	4,696,411.110	4,696,411.110
GIC SECURITY LIFE OF DENVER CNTRCT NO. SA-0514 RATE 2.42% CUSIP: 999500PR6	5,023,903.440	5,023,903.440	5,023,903.440
GIC TRAVELERS INSURANCE CO CNTRCT #GR-18614 RATE: CUSIP: 999500NG2	6,140,992.960	6,140,992.960	6,140,992.960
GIC TRAVELERS INSURANCE CO CNTRCT # GR-18502 RATE: 2 CUSIP: 999500NV9	5,208,871.700	5,208,871.700	5,208,871.700
GIC STATE STREET BANK CNTRCT #97019 RATE: 3.77% MA CUSIP: 999500NU1	61,921,858.350	61,921,858.350	61,921,858.350
GIC UBS AG CNTRCT # 5012 RATE: 3.732%MAT: 00-00-00 SYNT CUSIP: 999500NH0	71,432,152.840	71,432,152.840	71,432,152.840
GIC BANK OF AMERICA CONTRACT # 99-220 3.53% MAT: 00/00/0 CUSIP: 999500MZ1	60,587,125.980	60,587,125.980	60,587,125.980
GIC CDC CNTRCT NO# 1121-01 RATE: 3.82% MAT: CUSIP: 999500OO4	62,245,297.410	62,245,297.410	62,245,297.410
GIC JPMORGAN CHASE CNTRCT # 433121-LT 3.711% MAT: 0/0/00 CUSIP: 999500NC1	65,326,408.400	65,326,408.400	65,326,408.400
GIC MONUMENTAL CNTRCT #MDA00245TR RATE 3.612% M CUSIP: 999500NL1	92,807,622.650	92,807,622.650	92,807,622.650

Total United States — USD		93,713,880.25	508,034,345.88

Total Value of Funds Held in Insurance Company Gener		93,713,880.25	508,034,345.88

Real Estate Investments

United States — USD

HARRIS CORP WRAP ASSET (6-TYPE) CUSIP: 000272880	1.000	0.000	0.000
ANTHRACITE CAP INC COM CUSIP: 037023108	18,000.000	230,241.620	215,640.000
CAP AUTOMOTIVE REIT COM SHS SHS CUSIP: 139733109	27,700.000	739,988.910	812,441.000
CORP OFFICE PPTYS TR COM CUSIP: 22002T108	8,300.000	132,931.390	206,255.000

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
June 30, 2004

SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	HISTORICAL COST	CURRENT VALUE
Real Estate Investments

United States — USD

IMPAC MTG HLDGS INC COM CUSIP: 45254P102	9,500.000	151,691.330	213,940.000
SIMON PPTY GROUP INC COM SEDOL: 2812452	26,468.000	646,724.500	1,360,984.560

Total United States — USD		416,222,043.58	2,809,260.56

* Party-in-interest to the Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

			PROCEEDS OF
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	DISPOSITIONS
AXIS CAPITAL HOLDINGS LTD	300.000	6,600.00
COMMON STOCK USD.0125	300.000		7,625.18
FRONTLINE	5,000.000	86,071.60
COM	7,250.000		109,955.51
O2MICRO INTERNATIONAL LIMITED	21,625.000	388,714.80
COMMON STOCK	11,350.000		195,223.60
TARO PHARMACEUTICAL INDS LTD	8,375.000	456,238.10
ORD	725.000		41,283.91
RESERVE INVSTMT FUND INC	5,017,882.950	5,017,882.95
05/20/2000	4,000,000.000		4,000,000.00
HARRIS RETIREMENT PLAN LOAN	4,978,417.390	4,978,417.39
	4,207,417.160		4,207,417.16
METHANEX CORP	6,500.000	68,100.45
COM NPV	7,400.000		73,898.85
ALLSTATE LIFE INSURANCE	585,031.560	585,031.56
GIC #77064 5.430%	9,821,065.600		9,821,065.60
STATE STREET BANK & TRUST	880,559.890	880,559.89
GAC #97019	1,401,182.790		1,401,182.79
SYNTHETIC GIC #172481
MONUMENTAL LIFE	13,036,406.410	13,036,406.41
CONTRACT #0024STR	5,958,832.520		5,958,832.52
6.410% DTD 01JUL2000 DUE 01JUL2002
CAISSE DES DEPOT	33,930.830	33,930.83
BRIC 121-07	8,054,693.140		8,054,693.14

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

			PROCEEDS OF
IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	DISPOSITIONS
UBS AG	8,467,582.430	8,467,582.43
#5012	6,687,614.530		6,687,614.53
5.898% 05/03/2005
BANK OF AMERICA NT&SA	9,285,033.220	9,285,033.22
CONTRACT #99-220 GIC 5.96%	24,337,171.550		24,337,171.55
CHASE SYNTHETIC	8,492,119.970	8,492,119.97
GIC# 433121-LT	4,402,913.310		4,402,913.31
5.710% DTD 01JUN2000 DUE 01SEP2003
JOHN HANCOCK LIFE INS	223,657.640	223,657.64
GAC #15017	667,800.000		667,800.00
7.420% 15AUG2005

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C000242453	&&&PARTICIPANT LOAN ASSET-HARRIS CORP.
		Acquisitions	10,871,901.97	-10,871,901.97
		Dispositions	-9,777,575.66		9,777,575.66
C000295766	&&&REPRESENTS MARKET VALUE OF ASSETS RECEIVED FROM NTGI FIXED INCOME FUND
		Acquisitions	1.00	-205.624,542.37
		Dispositions	-1.00		205,941,909.29
C501049100	#REORG/KROLL INC CASH MERGER EFF 7/8/04
		Acquisitions	3,600.00	-90,754.59
		Dispositions	-15,325.00		558,699.62
S2837819	#REORG/LUCENT TECHNOLOGIES INC PFD CONV 8.00 SEC#152001 AS IT WENT THROUGH
		Free Delivery	-2,110.00
		Free Receipt	1,055.00
C670509108	#REORG/NUEVP ENERGY CO STK MERGER TO PLAINS EXPL SEC #2000791 EFF 5/14/04
		Acquisitions	700.00	-22,776.74
		Free Delivery	-11,200.00
C70213A103	#REORG/PARTNERS TR FINL GROUP TO PARTNERS TR FINL SEC#2008732 EFF 7/15/04
		Acquisitions	3,800.00	-149,584.35
		Dispositions	-3,800.00		132,694.68
C89420G406	#REORG/TRAVELERS POTY CAS CORP CL B STK MERGER ST PAUL COMPANIES #2783300 4/2/04
		Dispositions	-7,383.00		123,573.07
S297519S	#REORG/TRAVELERS POTY CAS CORP CL B STK MERGER ST PAUL COMPANIES #2783300 4/2/04
		Acquisitions	18,000.00	-291,502.80
		Free Delivery	-75,900.00
C002824100	ABBOTT LAB COM
		Acquisitions	3,400.00	-148,536.14
		Dispositions	-8,900.00		369.373.79
S20023Q5	ABBOTT LAB COM
		Acquisitions	3,500.00	-151,305.35
C00437P107	ACCREDITED HOME LENDERS HLDG CO COM STK
		Acquisitions	7,400.00	-222,599.55
		Dispositions	-7,400.00		216.379.81
C046353108	ADR ASTRAZENECA PLC SPONSORED ADR UK
		Acquisitions	2,400.00	-119,849.88
		Dispositions	-5,700.00		260.918.92
S2142621	ADR BP PLC SPONSORED ADR
		Acquisitions	1,800.00	-87,919.38
		Dispositions	-2,900.00		149,341.57
		Free Receipt	52,956.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C29081N209	ADR EMBRATEL PARTICIPACOES S A SPONSOREDADR REPSTG PFD NEW
		Acquisitions	7,500.00	-126,474.26
		Dispositions	-7,500.00		128,461.24
C859823106	ADR STET HELLAS TELECOMMUNICATIONS S A ADR
		Acquisitions	18,800.00	-332,558.56
		Dispositions	-5,400.00		121,660.74
C881624209	ADR TEVA PHARMACEUTICAL INDS
		Dispositions	-1,939.36		120,124.98
		Free Receipt	1,939.36
C007525108	ADVANCED DIGITAL INFORMATION CORP COM
		Acquisitions	1,000.00	-11.524.70
		Dispositions	-30,300.00		401,681.12
C00845V100	AGERE SYS INC CL A
		Acquisitions	14,000.00	-48,415.75
S2740489	AGERE SYS INC CL A
		Dispositions	-113,900.00		289,030.11
C013817101	ALCOA INC COM STK
		Acquisitions	56,650.00	-2,131,391.02
		Dispositions	-65,250.00		2,425,009.07
S2589198	ALLTEL CORP COM
		Acquisitions	8,300.00	-407,215.34
		Dispositions	-2,700.00		136,011.47
C021441100	ALTERA CORP COM
		Acquisitions	17,300.00	-403,340.21
		Dispositions	-87,890.00		2,044,468.61
C025816109	AMER EXPRESS CO COM
		Acquisitions	5,100.00	-258,215.72
S2026082	AMER EXPRESS CO COM
		Dispositions	-3,500.00		176,626.55
S2023748	AMERADA HESS CORP COM
		Acquisitions	16,300.00	-799,082.03
		Dispositions	-6,900.00		490,909.26
C03072M108	AMERUS GROUP CO COM
		Acquisitions	7,000.00	-260,251.99
		Dispositions	-400.00		16.067.37
C031162100	AMGEN INC COM
		Acquisitions	29,860.00	-1,901,672.96
		Dispositions	-33,560.00		2,153,937.98

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
S2032380	ANADARKO PETRO CORP COM
		Acquisitions	35,900.00	-1,588,156.21
		Dispositions	-3,000.00		151,955.17
C038222105	APPLIED MATERIALS INC COM
		Acquisitions	74,670.00	-1,632,776.70
		Dispositions	-64,470.00		1,401,577.80
C040157109	ARGONAUT GROUP INC COM STK USD0.10
		Acquisitions	6,500.00	-105,488.10
		Dispositions	-200.00		3,701.39
CG05364105	ASPEN INS HLDGS COM
		Acquisitions	200.00	-4,500.00
		Dispositions	-200.00		4,906.89
C06423A103	B#REORG/BK 1 CORP STK MERGER TO JP MORGAN CHASE & CO #2427148 EFF 7/1/04
		Dispositions	-5,600.00		283,189.87
S2298591	B#REORG/BK 1 CORP STK MERGER TO JP MORGAN CHASE & CO #2427148 EFF 7/1/04
		Dispositions	-4,200.00		225,768.49
		Free Delivery	-75,200.00
		Free Receipt	154,600.00
S2085102	BAXTER INTL INC COM
		Acquisitions	8,700.00	-253,850.58
		Dispositions	-4,200.00		132,812.65
C075887109	BECTON DICKINSON & CO COM
		Acquisitions	13,700.00	-544,421.16
S2087807	BECTON DICKINSON & CO COM
		Dispositions	-27,700.00		1,341,973.46
C075896100	BED BATH BEYOND INC COM
		Acquisitions	18,670.00	-791,283.68
		Dispositions	-43,880.00		1,797,371.17
C086516101	BEST BUY INC COM STK
		Acquisitions	3,100.00	-165,363.10
		Dispositions	-1,400.00		71,890.69
C09062X103	BIOGEN IDEC INC COM STK
		Acquisitions	9,800.00	-538,933.47
		Dispositions	-1,700.00		62,450.81
		Free Receipt	5,060.00
C060505104	BK AMER CORP COM
		Dispositions	-43,950.00		3,563,936.60
S2295677	BK AMER CORP COM
		Dispositions	-20,200.11		1,663,974.03

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
		Free Receipt	46,589.11
C097023105	BOEING CO COM
		Acquisitions	13,600.00	-591,292.25
S2108601	BOEING CO COM
		Dispositions	-35,400.00		1,509,897.96
C110122108	BRISTOL MYERS SQUIBB CO COM
		Dispositions	-10,800.00		295,208.41
S2126335	BRISTOL MYERS SQUIBB CO COM
		Acquisitions	18,600.00	-495,283.79
S2146838	BROWN-FORMAN INC CL B NON-VTG COM
		Dispositions	-17,800.00		1,280,597.92
		Free Receipt	4,100.00
C122014103	BURL RES INC COM
		Acquisitions	2,700.00	-136,191.94
		Dispositions	-3,600.00		196,949.37
C126804301	CABELAS INC COM STK
		Acquisitions	375.00	-7,500.00
		Dispositions	-375.00		10,493.77
C13123E500	CALLIDUS SOFTWARE INC COM STK
		Acquisitions	100.00	-1,400.00
		Dispositions	-100.00		1,791.84
S2162845	CAMPBELL SOUP CO COM
		Acquisitions	4,300.00	-114,399.19
		Dispositions	-5,700.00		153,182.09
C140288101	CAP LEASING FDG INC COM
		Acquisitions	100.00	-1,050.00
		Dispositions	-100.00		1,298.74
C14149Y108	CARDINAL HLTH INC
		Acquisitions	3,900.00	-259,117.33
		Dispositions	-1,800.00		106,910.85
C143130102	CARMAX INC COM
		Acquisitions	4,200.00	-141,361.88
		Dispositions	-12,700.00		288,043.61
C159852102	CHARLES RIV ASSOCS INC COM
		Acquisitions	7,575.00	-247,702.50
		Dispositions	-1,325.00		43,374.66
CG21082105	CHINA YUCHAI INTL LTD COM

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
		Acquisitions	8,500.00	-298,289.76
		Dispositions	-8,500.00		268,738.45
C171046105	CHRISTOPHER & BANKS CORP COM
		Acquisitions	450.00	-12,068.16
		Dispositions	-36,075.00		643,136.65
C17275R102	CISCO SYS INC COM
		Acquisitions	19,700.00	-445,176.29
		Dispositions	-230,150.00		5,478,035.40
C185896107	CLEVELAND CLIFFS COM STK US$1
		Acquisitions	10,300.00	-409,657.89
		Dispositions	-3,800.00		204.340.10
C192446102	COGNIZANT TECH SOLUTIONS CORP CL A
		Acquisitions	575.00	-25,410.57
		Dispositions	-7,525.00		396,115.09
C194162103	COLGATE-PALMOLIVE CO COM
		Acquisitions	5,600.00	-309,436.77
S2209106	COLGATE-PALMOLIVE CO COM
		Acquisitions	26,100.00	-1,343,651.05
		Dispositions	-2,900.00		158,479.10
C20030N101	COMCAST CORP NEW CL A
		Dispositions	-2,800.00		87,196.59
S2044545	COMCAST CORP NEW CL A
		Acquisitions	25,500.00	-754,731.00
C201723103	COML METALS CO COM
		Acquisitions	16,800.00	-522.466.16
		Dispositions	-700.00		22,238.13
C216648402	COOPER COS INC COM NEW
		Acquisitions	100.00	-5,380.20
		Dispositions	-2,500.00		131,463.60
C24702R101	DELL INC COM STK
		Acquisitions	1,600.00	-56,913.25
		Dispositions	-92,880.00		3,116,369.64
C25179M103	DEVON ENERGY CORP NEW COM
		Acquisitions	700.00	-37,928.73
		Dispositions	-8,600.00		473,579.98
C25456W204	DIRECT GEN CORP COM STK
		Acquisitions	12,550.00	-424,846.71
		Dispositions	-4,200.00		132,042.11

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C254687106	DISNEY WALT CO COM
		Acquisitions	14,800.00	-354,799.01
S2270726	DISNEY WALT CO COM
		Dispositions	-6,100.00		153,121.71
C25500M103	DITECH COMMUNICATIONS CORP COM STK
		Acquisitions	12,000.00	-232,658.04
		Dispositions	-12,000.00		238,050.04
C256747106	DOLLAR TREE STORES INC COM
		Acquisitions	2,225.00	-67,960.41
		Dispositions	-26,075.00		792,261.92
C25811P100	DORAL FINL CORP COM
		Acquisitions	75.00	-2,439.15
		Dispositions	-0.50		16.34
S2300601	EASTMAN KODAK CO COM
		Acquisitions	7,500.00	-192,372.75
		Dispositions	-18,000.00		492,007.19
C278058102	EATON CORP COM
		Acquisitions	30,860.00	-3,310,189.92
		Dispositions	-58,510.00		3,670,407.06
S2300883	EATON CORP COM
		Dispositions	-10,800.00		1,117,318.05
C278642103	EBAY INC COM
		Acquisitions	27,390.00	-1,728,647.36
		Dispositions	-26,690.00		1,817,750.90
C283677854	EL PASO ELEC CO COM NEW
		Acquisitions	16,000.00	-225,498.41
		Dispositions	-300.00		4,134,25
C532457108	ELI LILLY & CO COM
		Acquisitions	7,000.00	-486,314.59
		Dispositions	-4,000.00		274,528.22
C268648102	EMC CORP COM
		Acquisitions	42,200.00	-555,755.78
		Dispositions	-64,330.00		917,429.27
C302297106	EYETECH PHARMACEUTICALS INC COM
		Acquisitions	100.00	-2,100.00
		Dispositions	-100.00		3,198.65
C313586109	FNMA COM STK
		Acquisitions	6,600.00	-485,284.50
		Dispositions	-69,794.00		5,204,709.23

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
S2333889	FNMA COM STK
		Acquisitions	4,500.00	-309,825.00
		Dispositions	-3,100.00		232,530.60
C345838106	FOREST LAB INC COM
		Acquisitions	3,400.00	-222,898.35
		Dispositions	-8,600.00		494,238.10
C352451108	FRKLN BK CORP DEL COM
		Acquisitions	100.00	-1,450.00
		Dispositions	-100.00		1,710.71
C366651206	GARTNER INC CLASS 8 COM
		Acquisitions	20,000.00	-255,381.71
		Dispositions	-9,000.00		99,330.70
C369604103	GEN ELEC CO COM
		Acquisitions	16,100.00	-469,978.04
		Dispositions	-189,227.00		6,155,314.81
S2380498	GEN ELEC CO COM
		Acquisitions	38,400.00	-1,177,911.13
C999500MW8	GIC ALLSTATE LIFE CONTRACT # 77064 RATE 3.04% MAT: 00/00/00 SYNTHETIC
		Acquisitions	216,231.88	-216,231.88
		Dispositions	-54,045,428.85		54,045,428.85
C999500MZ1	GIC BANK OF AMERICA CONTRACT # 99-220 3.53% MAT: 00/00/0000 SYNTHETIC
		Acquisitions	9,550,775.27	-9,550,775.27
		Dispositions	-7,858,236.97		7,858,236.97
C999500OO4	GIC CDC CNTRCT NO# 1121-01 RATE: 3.82% MAT: 00/00/0000 **INC
		Acquisitions	63,329,155.20	-63,329,155.20
		Dispositions	-1,083,857.79		1,083,857.79
C999500NA5	GIC GE LIFE AND ANNUITY CNTRCT #GS-3367 7,16% MAT: 12/8/03 UNALLOCATED GENERAL
		Acquisitions	151,319.47	-151,319.47
		Dispositions	-13,169,062.24		13,169,062.24
C999500NC1	GIC JPMORGAN CHASE CNTRCT # 433121-LT 3.711% MAT: 0/0/00 SNTHETIC
		Acquisitions	1,611,677.22	-1,611,677.22
		Dispositions	-701,017.79		701,017.79
C999500NK3	GIC MONUMENTAL CNTRCT #MDA00076FR RATE: 6.00% MAT: 4/19/04 UNALLOC**INC
		Acquisitions	267,339.49	-267,339.49
		Dispositions	-8,478,243.26		8,478,243.26
C999500NL1	GIC MONUMENTAL CNTRCT SMDA00245TR RATE 3.612% MAT: 00/00/00 SYNTHETIC
		Acquisitions	13,522,663.83	-13,522,663.83
		Dispositions	-10,968,080.98		10,968,080.98

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C999500NN7	GIC NEW YORK LIFE CNTRCT #30972-002 RATE: 5.33% MAT: 6/28/04 UNALLO**INC
		Acquisitions	264,791.54	-264,791.54
		Dispositions	-7.019,429.16		7,019,429.16
C999500NP2	GIC NEW YORK LIFE CNTRCT GA-31340-002 RATE: 4.12% MAT: 4/14/04 UNALLO**INC
		Acquisitions	46,370.27	-46,370.27
		Dispositions	-2,167,955.72		2,167,955.72
C999500NS6	GIC SECURITY LIFE OF DENVER CNTRCT # SA-0240 RATE: 5.36% MAT: 4/7/04**INC
		Acquisitions	155,809.07	-155,809.07
		Dispositions	-5,849,315.89		5,849,315.89
C999500NU1	GIC STATE STREET BANK CNTRCT #97019 RATE: 3.77% MAT: 00/00/00 SYNTHETIC
		Acquisitions	6,402,001.71	-6,402,001.71
		Dispositions	-18,242,752.21		18,242,752.21
C999500NH0	GIC UBS AG CNTRCT #5012 RATE: 3.732% MAT: 00-00-00 SYNTHETIC
		Acquisitions	6,360,139.27	-6.360,139.27
		Dispositions	-9,861,536.89		9,861,536.69
C379907108	GOLD BANC CORP INC COM
		Acquisitions	4,250.00	-69,189.15
		Dispositions	-400.00		6,508.42
C38141G104	GOLDMAN SACHS GROUP INC COM
		Acquisitions	5,540.00	-548,810.33
		Dispositions	-41,440.00		4,358,521.68
C413875105	*HARRIS CORP COM
		Acquisitions	117,209.00	-5,137,412.12
		Dispositions	-85,834.00		3,898,261.53
		Free Delivery	-9,044.00
		Free Receipt	4,522.00
C427056106	HERCULES INC VTG COM
		Acquisitions	14,100.00	-162,835.35
		Dispositions	-5,600.00		60,048.08
S2422442	HERCULES INC VTG COM
		Dispositions	-13,900.00		157,457.22
C437076102	HOME DEPOT INC COM
		Acquisitions	5,900.00	-203,873.68
		Dispositions	-58,900.00		2,153,210.45
C438516106	HONEYWELL INTL INC COM STK
		Dispositions	-76,570.00		2,673,261.29

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
S2020459	HONEYWELL INTL INC COM STK
		Acquisitions	2,600.00	-93,604.42
		Dispositions	-6,300.00		216,197.07
C441060100	HOSPIRA INC COM
		Dispositions	-4,220.00		110,911.23
		Free Receipt	4,220.00
SB00PWV9	HOSPIRA INC COM
		Dispositions	-4,090.00		113,307.30
		Free Receipt	4,090.00
CG4776G101	INGERSOLL-RAND CO CL A
		Acquisitions	700.00	-48.776.90
		Dispositions	-65,460.00		4.312,172.46
C458140100	INTEL CORP COM
		Acquisitions	18,900.00	-573,891.48
		Dispositions	-146,790.00		4,411,511.50
		Free Receipt	307,790.00
C459200101	INTL BUSINESS MACHS CORP COM
		Acquisitions	20,630.00	-2,059,686.09
		Dispositions	-21,630.00		2,074,036.64
C460377104	INTL STL GROUP INC COM STK
		Acquisitions	200.00	-5,600.00
		Dispositions	-200.00		6,592.24
C466210101	JLG INDS INC COM
		Acquisitions	1,100.00	-15,657.18
		Dispositions	-27,100.00		351,087.79
C478160104	JOHNSON & JOHNSON COM
		Dispositions	-86,890.00		4,668,039.61
S2475833	JOHNSON & JOHNSON COM
		Acquisitions	32,500.00	-1,643,807.03
		Dispositions	-3,900.00		214,699.33
C46625H100	JPMORGAN CHASE & CO COM
		Dispositions	-7,600.00		306,609.51
S2190385	JPMORGAN CHASE & CO COM
		Free Delivery	-99,264.00
		Free Receipt	99,264.00
C488360108	KEMET CORP COM
		Acquisitions	800.00	11,325.52
		Dispositions	-17,800.00		215,677.16

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
S2491839	KIMBERLY-CLARK CORP COM
		Acquisitions	2,300.00	-134,627.28
		Dispositions	-2,100.00		135,288.70
CEKE55U103	KINDER MORGAN MGMT LLC KINDER MORGAN MGMT LLC FR CUSIP (49455U100)
		Free Delivery	-195,996.00
		Free Receipt	124,753.00
C49455U100	KINDER MORGAN MGMT LLC SHS COM STK
		Dispositions	-4,423.00		190,109.50
		Free Receipt	1.00
C494580103	KINDRED HEALTHCARE INC COM STK
		Acquisitions	300.00	-14,907.90
		Dispositions	-13,300.00		402,577.11
C49460W208	KINETIC CONCEPTS INC COM NEW
		Acquisitions	5,800.00	-211,000.00
		Dispositions	-200.00		7,668.20
C512807108	LAM RESH CORP COM
		Acquisitions	9,800.00	-275,655.89
		Dispositions	-10,600.00		282,787.33
C515098101	LANDSTAR SYS INC COM
		Acquisitions	100.00	-4,091.00
		Dispositions	-4,050.00		169,394.47
C52742P108	LEVITT CORP FLA CL A
		Dispositions	-2,375.00		45,492.53
		Free Receipt	2,375.00
C529771107	LEXMARK INTL INC NEW CL A
		Acquisitions	1,500.00	-124,692.56
		Dispositions	-7,400.00		684,378.19
C535678106	LINEAR TECH CORP DEL
		Acquisitions	50,440.00	-2,150,018.43
		Dispositions	-50,440.00		2,066,526.80
C539830109	LOCKHEED MARTIN CORP COM
		Dispositions	-13,600.00		653,933.02
S2522096	LOCKHEED MARTIN CORP COM
		Acquisitions	29,900.00	-1,379,728.66
C548661107	LOWES COS INC COM
		Acquisitions	56,270.00	-3,220,060.00
		Dispositions	-56,670.00		3,159,907.04
C574599106	MASCO CORP COM
		Acquisitions	2,800.00	-81,042.08
		Dispositions	-146,350.00		4,018,270.42

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C55262L100	MBNA CORP COM
		Acquisitions	3,000.00	-81,324.75
		Dispositions	-100,120.00		2,703.627.41
C580135101	MC DONALDS CORP COM
		Acquisitions	37,900.00	-972,014.65
S2550707	MC DONALDS CORP COM
		Dispositions	-19,900.00		548,764.23
C584690309	MEDICIS PHARMACEUTICAL CORP CL A NEW
		Acquisitions	1,525.00	-105.437.72
		Dispositions	-2,700.00		99,561.76
C585055106	MEDTRONIC INC COM
		Acquisitions	2,700.00	-131,321.57
		Dispositions	-63,426.00		2,994,127.88
C589331107	MERCK & CO INC COM
		Dispositions	-67,110.00		2,911,163.59
S2578312	MERCK & CO INC COM
		Acquisitions	10,800.00	-461,578.66
		Dispositions	-3,600.00		166,144.39
C590049102	MERIX CORP COM
		Acquisitions	12,200.00	-293,773.25
		Dispositions	-12,200.00		268,188.33
C590479101	MESA AIR GROUP INC COM
		Acquisitions	13.900.00	-172,708.25
		Dispositions	-13,900.00		104,241.18
C594793101	MICREL INC COM
		Acquisitions	40,975.00	-525,915.50
		Dispositions	-9,750.00		167,818.27
C594918104	MICROSOFT CORP COM
		Dispositions	-215,240.00		5,713,365.95
S2588173	MICROSOFT CORP COM
		Acquisitions	36,500.00	-965,597.15
C609842109	MONOLITHIC SYS TECH INC COM
		Acquisitions	3,475.00	-26,093.42
		Dispositions	-27.200.00		358,474.67
C617446448	MORGAN STANLEY
		Acquisitions	21,730.00	-1,255,832.05
		Dispositions	-69.310.00		4,177,655.63

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
S2262314	MORGAN STANLEY
		Acquisitions	21,700.00	-1,167,383.89
		Dispositions	-2,600.00		153,420.27
C62855J104	MYRIAD GENETICS INC COM
		Acquisitions	3,625.00	-45,629.25
		Dispositions	-10,325.00		170,738.70
C64031N108	NELNET INC CL A
		Acquisitions	100.00	-2,100.00
		Dispositions	-100.00		2,209.88
C64352D101	NEW CENTY FINL CORP COM
		Acquisitions	1,200.00	-45,036.00
		Dispositions	-5,500.00		261,249.23
C650111107	NEW YORK TIMES CO CL A ISIN #US6501111073
		Dispositions	-13,200.00		602,548.99
S2632003	NEW YORK TIMES CO CL A ISIN #US6501111073
		Acquisitions	15,000.00	-699,958.46
C65333F107	NEXTEL PARTNERS INC CL A
		Acquisitions	19,400.00	-209,804.09
		Dispositions	-550.00		6,376.67
C656568102	NORTEL NETWORKS CORP NEW COM
		Acquisitions	7,000.00	-47,254.20
		Dispositions	-47,200.00		158,682.65
S2651086	NUCOR CORP COM
		Acquisitions	19,900.00	-1,084,031.88
		Dispositions	-6,200.00		414,616.53
C686091109	O REILLY AUTOMOTIVE INC COM
		Acquisitions	2,875.00	-114,797.14
		Dispositions	-4,800.00		195,110.86
C675727101	OCTEL CORP COM
		Acquisitions	5,300.00	-141,882.72
		Dispositions	-100.00		2,976.48
C67611V101	ODYSSEY HEALTHCARE INC COM
		Acquisitions	6,225.00	-144,171.31
		Dispositions	-9,725.00		235,643.72
C683715106	OPEN TEXT CORP COM
		Acquisitions	14,500.00	-410,169.15
		Dispositions	-100.00		2,960.68

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C68556Y100	ORBITZ INC CL A
		Acquisitions	200.00	-5,200.00
		Dispositions	-200.00		5,387.42
CG6797E106	02 MICRO INTL 02 MICRO INTL. LTD COM STK
		Acquisitions	1,700.00	-29,526.82
		Dispositions	-2,625.00		58,007.54
C69404P101	PACIFIC CAP BANCORP NEW COM
		Acquisitions	700.00	-27,892.83
		Dispositions	-1,700.67		66,196.80
C703224105	PATINA OIL & GAS CORP COM
		Acquisitions	300.00	-7,806.42
		Dispositions	-4,200.00		217,711.94
C713448108	PEPSICO INC COM
		Acquisitions	20,500.00	-1,062,527.76
		Dispositions	-70,680.00		3,536,984.10
C714290103	PERRIGO CO COM
		Acquisitions	27,200.00	-542,834.82
		Dispositions	-1,200.00		23,991.02
C717081103	PFIZER INC COM STK $.11 1/9 PAR
		Acquisitions	70,910.00	-2,362,109.39
		Dispositions	-185.450.00		6,829,448.42
C742718109	PROCTER & GAMBLE CO COM
		Acquisitions	3,100.00	-184,089.39
		Dispositions	-23,850.00		2,446,830.55
S332301U	PVTPL LUCENT TECHNOLOGIES INC CONV SUB DEB 144A 0 DUE 12-31-2040 BEO
		Free Delivery	-105,500.00
		Free Receipt	105,500.00
CG73018106	PXRE CORP COM STK USD0.01
		Acquisitions	10,700.00	-300,066.41
		Dispositions	-100.00		2,794.09
CN72482107	QIAGEN N V COM
		Acquisitions	1,325.00	-14,787.00
		Dispositions	-19,450.00		278,540.97
C747525103	QUALCOMM INC COM
		Acquisitions	10,000.00	-595,243.45
		Dispositions	-48,930.00		3,083,107.65
S2758051	RAYTHEON CO COM NEW
		Acquisitions	44,500.00	-1,209,103.12
		Dispositions	-4,100.00		133,330.51

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C758075402	REDWOOD TR INC COM
		Acquisitions	11,300.00	-550,495.75
		Dispositions	-400.00		24,499.68
C76009N100	RENT A CTR INC NEW COM
		Acquisitions	425.00	-13,829.50
		Dispositions	-12,988.00		371,261.54
C79466L302	SALESFORCE COM INC COM STK
		Acquisitions	100.00	-1,100.00
		Dispositions	-100.00		1,550.35
C798241105	SAN JUAN BASIN RTY TR UNIT BEN INT
		Acquisitions	23,800.00	-463,153.31
		Dispositions	-31,100.00		651,509.37
C806605101	SCHERING-PLOUGH CORP COM
		Acquisitions	26,200.00	-463,686.01
S2778844	SCHERING-PLOUGH CORP COM
		Dispositions	-8,900.00		142,092.74
C806857108	SCHLUMBERGER LTD COM STK
		Acquisitions	3,400.00	-206,387.45
S2779201	SCHLUMBERGER LTD COM STK
		Dispositions	-1,900.00		122,548.44
C808513105	SCHWAB CHARLES CORP COM NEW
		Dispositions	-26,050.00		288,453.04
S2779397	SCHWAB CHARLES CORP COM NEW
		Acquisitions	73,000.00	-683,256.46
C808655104	SCIENTIFIC-ATLANTA INC COM
		Acquisitions	1,400.00	-43,654.94
		Dispositions	-13,100.00		440,100.84
C816850101	SEMTECH CORP
		Acquisitions	13,125.00	-293,265.96
		Dispositions	-1,375.00		34,799.89
S2922447	SPRINT (FON) CORP
		Acquisitions	35,500.00	-624,843.70
		Dispositions	-9,300.00		163,259.77
S2769503	ST PAUL TRAVELERS CORP
		Dispositions	-2,300.06		89,583.27
		Free Receipt	32,895.06
C853626109	STD MICROSYSTEMS CORP COM
		Acquisitions	500.00	-13,477.55
		Dispositions	-900.00		21,819.89

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C870756103	SWIFT TRANSN INC COM
		Acquisitions	19,825.00	-433,105.17
		Dispositions	-19,825.00		298,079.12
C871507109	SYMBION INC DEL COM
		Acquisitions	100.00	-1,500.00
		Dispositions	-100.00		1,729.67
CM8737E108	TARO PHARMACEUTICAL IND ORD ILS1
		Acquisitions	650.00	-39,600.64
		Dispositions	-4,625.00		209,187.50
C878377100	TECHNE CORP COM
		Acquisitions	4,500.00	-157,563.90
		Dispositions	-2,550.00		98,515.89
C880349105	TENNECO AUTOMOTIVE INC COM
		Acquisitions	33,800.00	-417,630.68
		Dispositions	-15,200.00		199,326.77
C880770102	TERADYNE INC COM
		Acquisitions	7,600.00	-190,577.75
		Dispositions	-2,700.00		62,403.07
C881609101	TESORO PETE CORP COM
		Acquisitions	41,100.00	-563,880.71
		Dispositions	-14,400.00		294,020.28
C88164L100	TESSERA TECHNOLOGIES INC COM STK
		Acquisitions	26,125.00	-480,466.21
		Dispositions	-100.00		1,530.34
C891092108	TORO CO COM
		Acquisitions	100.00	-6,185.40
		Dispositions	-3,000.00		167,546.45
C896239100	TRIMBLE NAV LTD COM
		Acquisitions	500.00	-11,467.80
		Dispositions	-3,300.00		113,053.23
C882508104	TX INSTRS INC COM
		Acquisitions	6,000.00	-200,004.67
		Dispositions	-3,700.00		92,661.58
S2885409	TX INSTRS INC COM
		Dispositions	-6,600.00		193,332.84
C902124106	TYCO INTL LTD NEW COM
		Acquisitions	13,600.00	-372,559.77

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
S2038010	TYCO INTL LTD NEW COM
		Dispositions	-27,500.00		591,845.30
S5640898	UNILEVER NV CVA NLG1.12
		Acquisitions	2,700.00	-183,209.20
		Dispositions	-11,200.00		812,658.59
S2914273	UNOCAL CORP COM
		Acquisitions	21,600.00	-784,908.25
		Dispositions	-45,600.00		1,433,669.33
C91529B106	UNOVA INC COM
		Acquisitions	2,000.00	-42,906.57
		Dispositions	-17,450.00		376,497.98
C913431102	UNVL COMPRESSION HLDGS INC COM STK
		Acquisitions	6,500.00	-214,878.65
		Dispositions	-200.00		6,577.34
C913456109	UNVL CORP VA COM
		Acquisitions	100.00	-5,049.20
		Dispositions	-4,810.00		241,746.46
C913017109	UTD TECHNOLOGIES CORP COM
		Acquisitions	14,440.00	-1,381,643.20
		Dispositions	-33,920.00		3,057,513.24
C918076100	UTSTARCOM INC COM
		Acquisitions	1,150.00	-32,148.02
		Dispositions	-15,650.00		544,056.48
C92343V104	VERIZON COMMUNICATIONS COM
		Dispositions	-2,200.00		77,605.38
S2090571	VERIZON COMMUNICATIONS COM
		Acquisitions	2,400.00	-88,293.60
		Dispositions	-5,200.00		194,289.81
C925524308	VIACOM COM CL B
		Acquisitions	18,130.00	-723,294.03
		Dispositions	-46,720.00		1,839,430.00
S2930611	VIACOM COM CL B
		Acquisitions	85,400.00	-3,344,678.33
C92839U107	VISTEON CORP COM
		Acquisitions	41,000.00	-437,797.96
		Dispositions	-41,000.00		397,561.38
C931142103	WAL-MART STORES INC COM
		Acquisitions	1,500.00	-85,724.07
		Dispositions	-100,140.00		5,730,305.98

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i) Part 2
Schedule of Assets Both Acquired and Disposed
Within the Plan Year
from July 1, 2003 to June 30, 2004

				COST OF	PROCEEDS OF
ASSET ID	SECURITY DESCRIPTION	TRANSACTION	SHARES/PAR	ACQUISITIONS	DISPOSITIONS
C952355105	WEST CORP COM
		Acquisitions	7,475.00	-183,079.94
		Dispositions	-14,425.00		335,730.28
C957907108	WESTCORP COM
		Acquisitions	3,900.00	-165,857.28
		Dispositions	-100.00		4,392.32
S2972602	WINN-DIXIE STORES INC COM
		Acquisitions	18,200.00	-166,793.62
		Dispositions	-9,900.00		67,999.14
C97563A102	WINSTON HOTELS INC REIT
		Acquisitions	12,900.00	-132,176.58
		Dispositions	-12,900.00		125,256.00
C983024100	WYETH COM
		Acquisitions	13,900.00	-539,277.33
		Dispositions	-66,940.00		2,743,226.23
S2027104	WYETH COM
		Acquisitions	19,800.00	-775,196.89
C984757104	YANKEE CANDLE CO COM ISIN US9847571042
		Acquisitions	8,675.00	-241,013.94
		Dispositions	-3,675.00		99,908.97

* Party-in-interest to the Plan

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

PARTY INVOLVED/	PURCHASE OR		COST OF	CURRENT VALUE	NET GAIN
SECURITY NAME	SELLING PRICE	EXPENSES	ASSET	OF ASSET	OR LOSS
DEUTSCHE BANK SECURITIES.
FEDERAL FARM CR BKS CONS
2.375% DTD 03SEP2002 DUE 01OCT2004
SOLD ON 09/25/2003	101.086	NET	9,990,200.00	10,108,600.00	118,400.00
*TOTAL-DEUTSCHE BANK SECURITIES.		NET		10,108,600.00

GREENWICH CAPITAL MARKETS
FEDERAL FARM CREDIT BANK
2.375% DTD 01OCT2003 DUE 02OCT2006
PURCHASED ON 10/01/2003	99.663	NET		9,966,300.00
*TOTAL-GREENWICH CAPITAL MARKETS		NET		9,966,300.00

MISCELLANEOUS
PYRAMID DIRECTED ACCOUNT CASH FUND
PURCHASED ON 09/25/2003	100.000	NET		10,223,391.67
SOLD ON 10/01/2003	100.000	NET	9,963,137.20	9,963,137.20	0.00
*TOTAL-MISCELLANEOUS		NET		20,186,528.87

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	PURCHASE OR		COST OF	CURRENT VALUE	NET GAIN
PARTY INVOLVED/SECURITY NAME	SELLING PRICE	EXPENSES	ASSET	OF ASSET	OR LOSS
BARCLAYS
FEDERAL NATIONAL MORTGAGE ASSOCIATION 3.250% DTD 25JUL2003 DUE 15AUG2008 PURCHASED ON 09/02/2003	97.420	NET		3, 896,784.00
*TOTAL-BARCLAYS		NET		3,896,784.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

PARTY INVOLVED/	PURCHASE OR		COST OF	CURRENT VALUE	NET GAIN
SECURITY NAME	SELLING PRICE	EXPENSES	ASSET	OF ASSET	OR LOSS
DEUTSCHE BANK SECURITIES CO
UNITED STATES TREASURY NOTE
5.875% DTD 15NOV99 DUE 15NOV2004
SOLD ON 09/04/2003	105.19531252	NET	26,186,360.75	26,298,628.13	112,467.38
UNITED STATES TREASURY NOTES
4.375% DTD 15MAY2002 DUE 15MAY2007
PURCHASED ON 09/04/2003	104.75781252	NET		26,189,453.13
*TOTAL-DEUTSCHE BANK SECURITIES CO		NET		52,488,281.26

MERRILL LYNCH GOVT SEC
UNITED STATES TREASURY NOTE
5.875% DTD 15NOV99 DUE 15NOV2004
SOLD ON 07/14/2003	106.25390620	NET	5,237,272.14	5,312,695.31	75,423.17
*TOTAL-MERRILL LYNCH GOVT SEC		NET		5,312,695.31

BARCLAYS
FEDERAL NATIONAL MORTGAGE ASSOCIATION
2.500% DTD 23MAY2003 DUE 15JUN2008
PURCHASED ON 09/03/2003	94.309	NET		7,544,736.00
*TOTAL-BARCLAYS		NET		7,544,736.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

PARTY INVOLVED/	PURCHASE OR		COST OF	CURRENT VALUE	NET GAIN
SECURITY NAME	SELLING PRICE	EXPENSES	ASSET	OF ASSET	OR LOSS
DEUTSCHE BANK SECURITIES.
FEDERAL HOME LN MTG CORP
SER DTD 04/09/1998 5.750% 04/15/2008
PURCHASED ON 08/12/2003	109.645	NET		4,934,034.00
UNITED STATES TREASURY NOTE
5.750% DTD 15NOV2000 15NOV2005
SOLD ON 09/15/2003	108.55468750	NET	4,394,373.86	4,342,187,50	52,386.36-
*TOTAL-DEUTSCHE BANK SECURITIES.		NET		9,276,221.50

GREENWICH CAPITAL MARKETS
FANNIE MAE
4.250% DTD 22JUL2002 DUE 15JUL2007
PURCHASED ON 07/24/2003	105.418	NET		6,852,167.97
*TOTAL-GREENWICH CAPITAL MARKETS		NET		6,852,167.97

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

PARTY INVOLVED/	PURCHASE OR		COST OF	CURRENT VALUE	NET GAIN
SECURITY NAME	SELLING PRICE	EXPENSES	ASSET	OF ASSET	OR LOSS
MORGAN STANLEY & CO., INC
UNITED STATES TREASURY NOTE
5.750% DTD 15NOV2000 15NOV2005
SOLD ON 10/17/2003	107.98828120	NET	5,449,902.35	5,399,414.06	50,488.29-
*TOTAL-MORGAN STANLEY & CO., INC		NET		5,399,414.06

DEUTSCHE BANK SECURITIES.
FEDERAL HOME LN MTG CORP
4.875% DTD 11MAR2002 DUE 15MAR2007
PURCHASED ON 10/07/2003	106.993	NET		8,559,472.00
UNITED STATES TREASURY NOTE
5.750% DTD 15NOV2000 15NOV2005
SOLD ON 07/11/2003	109.83593750	NET	2,179,960.93	2,196,718.75	16,757.82
*TOTAL-DEUTSCHE BANK SECURITIES.		NET		10,756,190.75

MISCELLANEOUS
PYRAMID DIRECTED ACCOUNT CASH FUND
PURCHASED ON 07/15/2003	100.000	NET		8,330,000.00
SOLD ON 07/18/2003	100.000	NET	8,330,000.00	8,330,000.00	0.00
* TOTAL- MISCELLANEOUS		NET		16,660,000.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

			PURCHASE		LEASE	EXPENSES		CURRENT VALUE ON
SECURITY DESCRIPTION / ASSET ID	SHARES/PAR VALUE	DATE	PRICE	SALE PRICE	RENTAL	INCURRED	COST	TRANSACTION DATE	NET GAIN/LOSS
Value of Interest in Common/Collective Trusts
United States - USD
MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG CUSIP: 658991559	-656,351.88	18 Mar 04				0.00	162,855,092.76	205,624,542.37	42,769,449.61

MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING CUSIP: 658991294	47,552.08	27 Feb 04				0.00	139,840,666.42	139,840,666.42	0.00

MFO BK OF NY COLTV TR AGGREGATE INDEX FD CUSIP: 065995961	20,010,220.92	24 Mar 04				0.00	205,828,039.26	205,828,039.26	0.00

Other
United States - USD
&&&REPRESENTS MARKET VALUE OF ASSETS RECEIVED FROM NTGI FIXED INCOME FUND CUSIP: 000295766	1.00	18 Mar 04				0.00	205,624,542.37	205,624,542.37	0.00

&&&REPRESENTS MARKET VALUE OF ASSETS RECEIVED FROM NTGI FIXED INCOME FUND CUSIP: 000295766	-1.00	24 Mar 04				0.00	205,624,542.37	205.941,909.29	317,366.92

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

PYRAMID DIRECTED ACCOUNT CASH FUND	300	166,031,850.01	0.00	288	163,186,405.42

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

PYRAMID DIRECTED ACCOUNT CASH FUND	6	11,394,215.15	0.00	5	11,378,820.53
FEDERAL FARM CR BKS CONS 2.375% DTD 03SEP2002 DUE 01OCT2004	1	10,108,600.00	118,400.00	0	0.00
FEDERAL FARM CREDIT BANK 2.375% DTD 01OCT2003 DUE 02OCT2006	0	0.00	0.00	1	9,966,300.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

UNITED STATES TREASURY NOTE 5.750% DTD 15NOV2000 15NOV2005	3	8,662,929.69	118,632.79-	0	0.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

FEDERAL NATIONAL MORTGAGE ASSOCIATION 3.250% DTD 25JUL2003 DUE 15AUG2008	0	0.00	0.00	1	3,896,784.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

FEDERAL NATIONAL MORTGAGE ASSOCIATION 2.500% DTD 23MAY2003 DUE 15JUN2008	0	0.00	0.00	1	7,544,736.00
UNITED STATES TREASURY NOTE 5.875% DTD 15NOV99 DUE 15NOV2004	2	31,611,523.44	187,890.55	0	0.00
UNITED STATES TREASURY NOTES 4.375% DTD 15MAY2002 DUE 15MAY2007	0	0.00	0.00	1	26,189,453.13

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

FEDERAL HOME LN MTG CORP SER DTD 04/09/1998 5.750% 04/15/2008	0	0.00	0.00	1	4,934,034.00
FANNIE MAE 4.250% DTD 22JUN2002 DUE 15JUL2007	0	0.00	0.00	1	6,852,167.97

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

	DISPOSED			ACQUIRED

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

PYRAMID DIRECTED ACCOUNT CASH FUND	6	8,899,699.23	0.00	7	8,817,480.75
FEDERAL HOME LN MTG CORP 4.875% DTD 11MAR2002 DUE 15MAR2007	0	0.00	0.00	1	8,559,472.00
UNITED STATES TREASURY NOTE 5.750% DTD 15NOV2000 15NOV2005	5	15,175,000.01	84,726.55-	0	0.00

E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
from July 1, 2003 to June 30, 2004

		NUMBER OF	TRANSACTION AGGREGATE		LEASE	EXPENSES		CURRENT VALUE OF ASSET
SECURITY DESCRIPTION / ASSET ID		TRANSACTIONS	PURCHASE PRICE	SALE PRICE	RENTAL	INCURRED	COST OF ASSET	ON TRANSACTION
&&&REPRESENTS MARKET VALUE OF ASSETS RECEIVED FROM	Total purchases	1	205,624,542.37	0.00		0.00	205,624,542.37	205,624,542.37
NTGI FIXED INCOME FUND CUSIP: 000295766
	Total sales	1	0.00	205,941,909.29		0.00	205,624,542.37	205,941,909.29
COLTV SHORT TERM INVT FD CUSIP: 195998AC3	Total purchases	500	235,967,315.28	0.00		0.00	235,967,315.28	235,967,315.28
	Total sales	459	0.00	205,165,111.35		0.00	205,165,111.35	205,165,111.35
MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG	Total purchases	1	23,200,000.00	0.00		0.00	23,200,000.00	23,200,000.00
CUSIP: 658991559	Total sales	1	0.00	205,624,542.37		0.00	162,855,092.76	205,624,542.37
MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX	Total purchases	99	205,436,881.90	0.00		0.00	205,436,881.90	205,436,881.90
	Total sales	87	0.00	71,251,967.03		0.00	66,260,827.05	71,251,967.03
MFO BK OF NY COLTV TR AGGREGATE INDEX FD CUSIP: 065995961	Total purchases	3	229,941,909.29	0.00		0.00	229,941,909.29	229,941,909.29
MFO SUN TR CLASSIC INSTL MMKT FD #594 CUSIP: 277999918	Total purchases	158	45,937,714.36	0.00		0.00	45,937,714.36	45,937,714.36
	Total sales	221	0.00	80,314,724.24		0.00	80,314,724.25	80,314,724.24

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan

By:	Employee Benefits Committee, as Plan Administrator /s/ Ronald A. Wyse Ronald A. Wyse

Date:   December 23, 2004